Exhibit 99.1

UNDERWRITING AGREEMENT

December 14, 2023

PEMBINA PIPELINE CORPORATION

Suite 4000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Dear Sirs and Madams:

Re: Offering of Subscription Receipts of Pembina Pipeline Corporation

TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., as Lead Underwriters (as defined herein), BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., ATB Capital Markets Inc., Mizuho Securities Canada Inc., Merrill Lynch Canada Inc., J.P. Morgan Securities Canada Inc., Peters & Co. Limited, Stifel Nicolaus Canada Inc. and Tudor, Pickering, Holt & Co. Securities – Canada, ULC (collectively, the “Underwriters”) understand that Pembina Pipeline Corporation (the “Corporation”) proposes to issue and sell 26,000,000 Subscription Receipts (as herein defined) at a purchase price of $42.85 per Subscription Receipt (the “Offering Price”). The 26,000,000 Subscription Receipts to be issued and sold at the Closing Time (as defined herein) are collectively referred to as the “Underwritten Securities”. The Corporation also proposes to issue and sell, at the election of the Underwriters, up to an additional 3,900,000 Subscription Receipts (the “Over-Allotment Securities”) pursuant to the due and proper exercise of the Over-Allotment Option (as defined herein) at the Offering Price.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth, offer to purchase from the Corporation and, by its acceptance hereof, the Corporation agrees to sell to the Underwriters all, but not less than all, of the Underwritten Securities at the Offering Price, being an aggregate purchase price of $1,114,100,000.00. The closing of the purchase and sale of the Underwritten Securities will take place at the Closing Time on the Closing Date (as defined herein) as more particularly described herein.

Each Subscription Receipt will entitle the holder either:

(a)

to receive, without any further action on the part of the holder thereof and without payment of additional consideration, one (1) common share of the Corporation (each a “Common Share” and collectively, the “Common Shares”) upon the Acquisition Closing (as defined herein); or

(b)

if (i) by 5:00 p.m. (Calgary time) on October 1, 2024, (A) the Escrow Release Notice and Direction (as defined herein) is not delivered to the Subscription Receipt Agent (as defined herein) prior to such time, or (B) an Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds (as defined herein) are subsequently returned to the Subscription Receipt Agent and no further Escrow Release Notice and Direction (as defined herein) is delivered to the Subscription Receipt Agent prior to such time; (ii) the Purchase and Sale Agreement is terminated; (iii) the Corporation gives notice to the Lead Underwriters, on behalf of the Underwriters, that it does not intend to proceed with the Acquisition; or (iv) the Corporation announces to the public that it does not intend to proceed with the Acquisition (each, a “Termination Event” and the time of the earliest of such Termination Event to occur, the “Termination Time” and the date on which such Termination Time occurs, the “Termination Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, an amount per Subscription Receipt (the “Termination Payment”) equal to the Offering Price in respect of such Subscription Receipt, plus (x) if a Dividend Equivalent Payment (as defined herein) has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, any unpaid Dividend Equivalent Payment owing to such holder, or (y) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the Closing Date and the Termination Date (“Earned Interest”), in each case net of any applicable withholding taxes. The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, provided that if the balance of the Escrowed Funds at the Termination Time is insufficient to cover the aggregate amount of the Termination Payments payable to the holders of Subscription Receipts, pursuant to the Subscription Receipt Agreement, the Corporation will be required to pay to the Subscription Receipt Agent, as agent on behalf of the holders of Subscription Receipts, the deficiency between the amount of Escrowed Funds at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts.

The gross proceeds of the offering of the Subscription Receipts contemplated hereby (the “Offering”) less the Non-Escrowed Underwriting Fee (as defined herein) will, from the Closing Date until the earlier of the delivery of the Escrow Release Notice and Direction and the Termination Time, be held in escrow by the Subscription Receipt Agent (such amount together with Earned Interest thereon from time to time, the “Escrowed Funds”) and deposited or invested, as applicable, in short-term obligations of, or guaranteed by, the Government of Canada, corporate commercial paper which is rated “A-1 (high)” by S&P Global Ratings or an equivalent rating from any other designated rating organization (as defined in NI 44-101 (as defined herein)), guaranteed investment certificates of a Canadian Schedule I bank, or in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent as specified in the Subscription Receipt Agreement, provided that Dividend Equivalent Payments may be made from the Escrowed Funds. In connection with the Acquisition Closing, the Escrowed Funds, less the Escrowed Underwriting Fee (as defined herein) and any amounts required to satisfy any unpaid Dividend Equivalent Payments, will be released by the Subscription Receipt Agent to or at the direction of the Corporation and used, directly or indirectly, to pay a portion of the purchase price for the Acquisition.

Holders of Subscription Receipts will be entitled to receive payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the Closing Date to, but excluding, the date of the Acquisition Closing or to, and including, the Termination Date, as applicable, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares, paid first out of any Earned Interest and then out of the Escrowed Funds, net of any applicable withholding taxes (each, a “Dividend Equivalent Payment”). In the event that the Termination Date occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment, a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares equal to the amount of such dividend multiplied by a fraction equal to: (a) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the Closing Date) to, but excluding, the Termination Date; divided by (b) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) to, but excluding, the date on which such dividend is paid to holders of Common Shares. If the Termination Date occurs on a record date or following a record date for a dividend on the Common Shares but on or prior to the payment date for such dividend, Subscription Receipt holders of record on the record date will be entitled to receive the full Dividend Equivalent Payment. For greater certainty, holders of Subscription Receipts shall not be entitled to any Dividend Equivalent Payment in respect of the $0.6675 dividend payable on the Common Shares on December 29, 2023 to shareholders of record as of December 15, 2023 and the first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the board of directors of the Corporation, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024.

The Underwriters understand that the Corporation has filed a Final Base Shelf Prospectus (as defined herein) relating to the qualification for distribution of the Shelf Securities (as defined herein) in each of the Provinces (as defined herein), and a Registration Statement (as defined herein) relating to the offer and sale of the Shelf Securities in the United States. The Underwriters further understand that the Corporation has prepared and filed (in the English and French languages, as appropriate) with the Securities Commissions (as defined herein) in the Provinces the Canadian Preliminary Prospectus Supplement (as defined herein) and has prepared and filed with the SEC (as defined herein) the U.S. Preliminary Prospectus Supplement (as defined herein).

The Underwriters also understand that the Corporation is prepared (a) to authorize and issue the Offered Securities (as defined herein), and (b) to prepare and file, in accordance with the terms hereof, (i) a (final) Prospectus Supplement and all necessary related documents in order to qualify the distribution of the Offered Securities in each of the Provinces, and (ii) a (final) prospectus supplement in relation to the Offered Securities with the SEC.

In consideration of the Underwriters’ agreement to purchase the Underwritten Securities, the Corporation grants to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time until the earlier of (a) 5:00 p.m. (Calgary time) on the day that is 30 days following the Closing Date; and (b) the Termination Time (the earliest such date, the “Over-Allotment Option Expiry Date”), to purchase from the Corporation the Over-Allotment Securities at the Over-Allotment Closing Time (as defined herein) for a purchase price per Over-Allotment Security purchased equal to the Offering Price, provided such Over-Allotment Securities are purchased by the Underwriters for the purpose of covering the Underwriters’ Over-Allocation Position (as defined herein), if any, and for market stabilization purposes and further provided the number of Over-Allotment Securities does not exceed the Underwriters’ Over-Allocation Position.

Each notice exercising the Over-Allotment Option to purchase the Over-Allotment Securities, in whole or in part, shall be given by the Lead Underwriters, on behalf of the Underwriters, to the Corporation on or before the Over-Allotment Option Expiry Date in the manner set forth in Section 16 and shall specify: (a) the number of Over-Allotment Securities to be purchased by the Underwriters; (b) the Over-Allotment Closing Date (as defined herein); and (c) the Over-Allotment Closing Time. Upon the furnishing of any such notice, the Underwriters shall be committed to purchase, severally and not jointly, in the respective percentages set forth in Section 13.1, and the Corporation shall be obligated to issue and sell, in accordance with the provisions hereof, the number of Over-Allotment Securities specified in such notice.

In consideration of (a) the Underwriters’ agreement to purchase the Underwritten Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation; and (b) the services rendered and to be rendered by the Underwriters in connection with the foregoing, the Corporation agrees to pay to the Underwriters the Underwriting Fee (as defined herein) in accordance with the terms of this Agreement. The Corporation also agrees to pay to the Underwriters the Underwriting Fee for each Over-Allotment Security purchased by the Underwriters pursuant to the Over-Allotment Option in accordance with the terms of this Agreement. Of the total Underwriting Fee, 50% of the applicable Underwriting Fee (the “Non-Escrowed Underwriting Fee”) will be payable at the Closing Time or the applicable Over-Allotment Closing Time, if any, and the other 50% of the applicable Underwriting Fee (the “Escrowed Underwriting Fee”) will be payable from the Escrowed Funds upon the Acquisition Closing in accordance with the terms and conditions of the Subscription Receipt Agreement. If a Termination Event occurs, the Underwriting Fee will consist solely of the Non-Escrowed Underwriting Fee.

The gross proceeds from the purchase by the Underwriters for the Offered Securities shall be payable to the Subscription Receipt Agent at the Closing Time or the applicable Over-Allotment Closing Time, if any, less the Non-Escrowed Underwriting Fee.

For greater certainty, the services provided by the Underwriters in connection herewith for which the Underwriters are to receive the Underwriting Fee shall not be subject to the Goods and Services Tax provided for in the Excise Tax Act (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Revenue Agency determines that the Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Underwriters shall cooperate with the Corporation in filing any objections and/or appeals, at the Corporation’s sole discretion and expense, of such an assessment or reassessment, and shall reimburse the Corporation forthwith for the amount of Goods and Services Tax paid upon receipt of a refund or payment from the Canada Revenue Agency in respect of same.

1.	DEFINITIONS	7

2.	COMPLIANCE WITH SECURITIES LAWS	16

3.	DELIVERY OF PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS	19

4.	COMMERCIAL COPIES OF PROSPECTUS SUPPLEMENT	24

5.	DISTRIBUTION OF OFFERED SECURITIES	24

6.	MATERIAL CHANGES	25

7.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION	28

8.	CLOSING	41

9.	CONDITIONS PRECEDENT	42

10.	TERMINATION	44

11.	INDEMNIFICATION	46

12.	EXPENSES	50

13.	OBLIGATIONS OF THE UNDERWRITERS	50

14.	CONCURRENT OFFERINGS	53

15.	AUTHORITY TO LEAD UNDERWRITERS	54

16.	NOTICES	54

17.	MISCELLANEOUS	55

SCHEDULE A – ISSUER FREE WRITING PROSPECTUS	A-1

SCHEDULE B – OPINION OF CORPORATION CANADIAN COUNSEL	B-1

TERMS AND CONDITIONS

The agreement resulting from the acceptance of this offer by the Corporation shall be subject to the following terms and conditions:

1.	DEFINITIONS

1.1	In this Agreement and the Schedules attached hereto, the following terms have the meanings indicated:

(a)

“Acquired Entities” means, collectively, Alliance Pipeline Ltd., Alliance Pipeline Limited Partnership, Alliance Pipeline Inc., Alliance Pipeline L.P., Alliance Canada Marketing Ltd., Alliance Canada Marketing L.P., Aux Sable Canada Ltd., Aux Sable Canada LP, Aux Sable Liquid Products Inc., NRGreen Power Ltd., NRGreen Power Limited Partnership, Enbridge Holdings (Aux Sable Liquid Products) L.L.C., Enbridge Holdings (Aux Sable Midstream) L.L.C. and Enbridge Aux Sable (U.S.) Management LLC, as further described in the Purchase and Sale Agreement;

(b)

“Acquisition” means the acquisition by the Corporation and/or its affiliates of the equity interests in the Acquired Entities held by the Vendor and its affiliates, as contemplated by the Purchase and Sale Agreement;

(c)	“Acquisition Closing” means the consummation of the Acquisition in accordance with the Purchase and Sale Agreement;

(d)	“affiliate” and “subsidiary” shall have the meanings attributed thereto in the Securities Act (Alberta);

(e)

“Agreement”, “hereto”, “herein”, “hereunder”, “hereof” and similar expressions mean and refer to the agreement between the Corporation and the Underwriters resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

(f)	“Business Day” means a day on which each of the TSX and the NYSE is open for trading and banking institutions are open for business in Calgary, Alberta;

(g)

“Canadian Preliminary Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the preliminary prospectus supplement dated December 13, 2023 to the Final Base Shelf Prospectus relating to the distribution of the Offered Securities and to be used by the Underwriters prior to the filing of the Prospectus Supplement;

(h)	“Canadian Securities Laws” means the securities acts or similar statutes of the Provinces and all regulations, rules, instruments, policy statements, notices and blanket orders or rulings thereunder;

(i)	“Class A Preferred Shares” means class A preferred shares of the Corporation, issuable in series;

(j)	“Class B Preferred Shares” means class B preferred shares of the Corporation;

(k)	“Closing Date” means December 19, 2023, or such other date not later than December 21, 2023 as the parties hereto may agree to in writing;

(l)	“Closing Time” means 6:30 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the parties hereto may agree to in writing;

(m)	“Common Shares” has the meaning ascribed to such term in the third paragraph of this Agreement;

(n)	“comparables” has the meaning ascribed thereto in NI 41-101;

(o)	“Corporation” has the meaning ascribed to such term in the first paragraph of this Agreement;

(p)

“Designated Underwriters” means TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., as managers of the Underwriters for the purposes of the definition of “lead underwriter” under NI 41-101;

(q)

“Disclosure Package” means (i) the U.S. Base Shelf Prospectus, together with the U.S. Preliminary Prospectus Supplement, as amended and supplemented prior to the Initial Sale Time, (ii) the pricing term sheet and the investor presentation identified in Schedule A hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter agree to include as part of the Disclosure Package;

(r)	“distribution” means “distribution” or “distribution to the public”, which terms have the meanings attributed thereto under applicable Canadian Securities Laws;

(s)	“Dividend Equivalent Payments” has the meaning ascribed to such term in the fifth paragraph of this Agreement;

(t)

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval, an automated electronic system maintained by the SEC for the filing and dissemination of documents submitted to the SEC in electronic format;

(u)	“Earned Interest” has the meaning ascribed to such term in the third paragraph of this Agreement;

(v)	“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

(w)

“Escrow Release Condition” means the parties to the Purchase and Sale Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Purchase and Sale Agreement, without amendment or waiver materially adverse to the Corporation, unless the consent of the Lead Underwriters is given to such amendment or waiver (such consent not to be unreasonably withheld, conditioned or delayed) but for the payment of the purchase price in respect of the Acquisition, and the Corporation has available to it all other funds required to complete the Acquisition; provided that the Escrow Release Condition may, if the foregoing conditions are met, at the election of the Corporation, occur up to seven (7) Business Days prior to the scheduled date of the Acquisition Closing;

(x)

“Escrow Release Notice and Direction” means the notice to be provided to the Subscription Receipt Agent, substantially in the form attached to the Subscription Receipt Agreement, executed by the Corporation and the Lead Underwriters on behalf of the Underwriters, certifying that the Escrow Release Condition has been satisfied;

(y)	“Escrowed Funds” has the meaning ascribed to such term in the fourth paragraph of this Agreement

(z)	“Escrowed Underwriting Fee” has the meaning ascribed to such term in the tenth paragraph of this Agreement;

(aa)	“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

(bb)

“Final Base Shelf Prospectus” means the final short form base shelf prospectus of the Corporation dated December 13, 2023, including for greater certainty the documents incorporated by reference therein;

(cc)	“Form F-10” means Form F-10 under the U.S. Securities Act;

(dd)	“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

(ee)	“Initial Sale Time” has the meaning specified in section 3.3(c);

(ff)	“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

(gg)	“Lead Underwriters” means, collectively, TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc.;

(hh)	“limited-use version” has the meaning ascribed thereto under NI 41-101;

(ii)

“Marketing Documents” means, collectively, all (i) standard term sheets and (ii) marketing materials (including any template version, revised template version or limited-use version thereof), in both the English and French languages, as applicable, and in either case provided to a potential investor in connection with the distribution of the Offered Securities;

(jj)	“marketing materials” has the meaning ascribed thereto under NI 41-101;

(kk)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;

(ll)

“Material Subsidiaries” means any subsidiary of the Corporation, the total assets of which constitute more than 10% of the consolidated assets of the Corporation or the revenues of which constitute more than 10% of the consolidated revenues of the Corporation, in each case as at the date of, or in respect of, the fiscal year ended in the most recent audited annual consolidated financial statements of the Corporation;

(mm)	“MI 11-102” means Multilateral Instrument 11-102 – Passport System of the Canadian Securities Administrators other than the Ontario Securities Commission, as amended or replaced;

(nn)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements of the Canadian Securities Administrators, as amended or replaced;

(oo)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, as amended or replaced;

(pp)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions of the Canadian Securities Administrators, as amended or replaced;

(qq)	“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers Annual and Interim Filings of the Canadian Securities Administrators, as amended or replaced;

(rr)	“Non-Escrowed Underwriting Fee” has the meaning ascribed to such term in the tenth paragraph of this Agreement;

(ss)	“NYSE” means the New York Stock Exchange;

(tt)	“Offered Securities” means, collectively, the Underwritten Securities and the Over-Allotment Securities;

(uu)	“Offering” has the meaning ascribed to such term in the fourth paragraph of this Agreement;

(vv)	“Offering Price” has the meaning ascribed to such term in the first paragraph of this Agreement;

(ww)	“Option Plan” means the stock option plan of the Corporation approved by the shareholders on May 26, 2011, as amended effective November 30, 2016, February 26, 2020, August 4, 2022 and August 3, 2023;

(xx)	“Outside Date” means 5:00 p.m. (Calgary time) on October 1, 2024;

(yy)	“Over-Allocation Position” has the meaning given to such term in NI 41-101;

(zz)

“Over-Allotment Closing Date” means the date, or in the event of more than one exercise of the Over-Allotment Option, each applicable date, as set out in the Over-Allotment Option notice delivered to the Corporation in accordance with this Agreement, or such other date as the Lead Underwriters, on behalf of the Underwriters, and the Corporation may agree upon in writing, provided that in no event shall the Over-Allotment Closing Date occur later than two Business Days following the Over-Allotment Option Expiry Date;

(aaa)

“Over-Allotment Closing Time” means the time, or in the event of more than one exercise of the Over-Allotment Option, each applicable time, as set out in the Over-Allotment Option notice delivered to the Corporation in accordance with this Agreement, or such other date as the Lead Underwriters, on behalf of the Underwriters, and the Corporation may agree upon in writing;

(bbb)	“Over-Allotment Option” means the option granted by the Corporation to the Underwriters to purchase up to the full number of Over-Allotment Securities;

(ccc)	“Over-Allotment Option Expiry Date” has the meaning ascribed to such term in the eighth paragraph of this Agreement;

(ddd)	“Over-Allotment Securities” has the meaning ascribed to such term in the first paragraph of this Agreement;

(eee)	“Prospectus” means, collectively, the Supplemented Shelf Prospectus and any Prospectus Amendment;

(fff)	“Prospectus Amendment” means any amendment to the Final Base Shelf Prospectus or the Prospectus Supplement, including for greater certainty the documents incorporated by reference therein;

(ggg)

“Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the (final) shelf prospectus supplement of the Corporation to be dated December 14, 2023 to the Final Base Shelf Prospectus relating to the distribution of the Offered Securities, including for greater certainty the documents incorporated by reference in the Final Base Shelf Prospectus;

(hhh)

“Prospectus Review Procedures” means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions of the Securities Commissions and MI 11-102;

(iii)

“provide” in the context of sending or making available Marketing Documents to a potential investor of Offered Securities has the meaning ascribed thereto under applicable Canadian Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise;

(jjj)	“Provinces” means all of the provinces of Canada;

(kkk)

“Public Record” means all information filed after December 31, 2022 by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Prospectus and all documents incorporated by reference therein and any other information filed with any Securities Commission in compliance, or intended compliance with any applicable Canadian Securities Laws;

(lll)

“Purchase and Sale Agreement” means the purchase and sale agreement dated December 13, 2023 between the Corporation and the Vendor in respect of the acquisition by the Corporation of the interests of the Vendor and its affiliates in the Acquired Entities;

(mmm)

“Registration Statement” means, collectively, the registration statement of the Corporation on Form F-10 (File No. 333-276023), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective and including any post effective amendment thereto, and including any prospectus supplement relating to the Subscription Receipts that is filed with the SEC and deemed part of such registration statement;

(nnn)	“SEC” means the United States Securities and Exchange Commission;

(ooo)	“Securities Commissions” means the securities commissions or other securities regulatory authorities in the Provinces;

(ppp)	“SEDAR+” means the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators;

(qqq)	“Selling Firms” means (as defined in Section 5.1) the dealers and brokers, including the Underwriters, who participate in the offer and sale of the Offered Securities pursuant to this Agreement;

(rrr)	“Series 1 Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 1 in the capital of the Corporation;

(sss)	“Series 2 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 2 in the capital of the Corporation;

(ttt)	“Series 3 Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 3 in the capital of the Corporation;

(uuu)	“Series 4 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 4 in the capital of the Corporation;

(vvv)	“Series 5 Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 5 in the capital of the Corporation;

(www)	“Series 6 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 6 in the capital of the Corporation;

(xxx)	“Series 7 Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 7 in the capital of the Corporation;

(yyy)	“Series 8 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 8 in the capital of the Corporation;

(zzz)	“Series 9 Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 9 in the capital of the Corporation;

(aaaa)	“Series 10 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 10 in the capital of the Corporation;

(bbbb)	“Series 15 Shares” means the cumulative redeemable minimum rate reset Class A Preferred Shares, Series 15 in the capital of the Corporation;

(cccc)	“Series 16 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 16 in the capital of the Corporation;

(dddd)	“Series 17 Shares” means the cumulative redeemable minimum rate reset Class A Preferred Shares, Series 17 in the capital of the Corporation;

(eeee)	“Series 18 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 18 in the capital of the Corporation;

(ffff)	“Series 19 Shares” means the cumulative redeemable minimum rate reset Class A Preferred Shares, Series 19 in the capital of the Corporation;

(gggg)	“Series 20 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 20 in the capital of the Corporation;

(hhhh)	“Series 2021-A Shares” means the cumulative redeemable fixed-to-fixed rate Class A Preferred Shares, Series 2021-A in the capital of the Corporation;

(iiii)	“Series 21 Shares” means the cumulative redeemable minimum rate reset Class A Preferred Shares, Series 21 in the capital of the Corporation;

(jjjj)	“Series 22 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 22 in the capital of the Corporation;

(kkkk)	“Series 25 Shares” means the cumulative redeemable rate reset Class A Preferred Shares, Series 25 in the capital of the Corporation;

(llll)	“Series 26 Shares” means the cumulative redeemable floating rate Class A Preferred Shares, Series 26 in the capital of the Corporation;

(mmmm)	“Shareholder Rights Plan” means the shareholder rights plan of the Corporation as reconfirmed at the Corporation’s 2022 meeting of shareholders;

(nnnn)

“Shelf Securities” means Common Shares, Class A Preferred Shares, warrants to purchase Common Shares, bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description of the Corporation, Subscription Receipts and units comprising any combination of the foregoing;

(oooo)	“Subscription Receipt Agent” means Computershare Trust Company of Canada;

(pppp)

“Subscription Receipt Agreement” means the agreement to be dated as of the Closing Date and made among the Corporation, the Lead Underwriters and the Subscription Receipt Agent governing the terms and conditions of the Subscription Receipts;

(qqqq)

“Subscription Receipts” means the subscription receipts of the Corporation to be issued and sold pursuant to the Offering, having the rights and conditions described in the Subscription Receipt Agreement;

(rrrr)

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amended or supplemented Prospectus and any document which may be filed by or on behalf of the Corporation under the applicable Canadian Securities Laws, and incorporated by reference in, the Prospectus;

(ssss)	“Supplemented Shelf Prospectus” means, together, the Final Base Shelf Prospectus and the Prospectus Supplement;

(tttt)	“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder;

(uuuu)	“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by such instrument;

(vvvv)	“Termination Date” has the meaning ascribed to such term in the third paragraph of this Agreement;

(wwww)	“Termination Event” has the meaning ascribed to such term in the third paragraph of this Agreement;

(xxxx)	“Termination Payment” has the meaning ascribed to such term in the third paragraph of this Agreement;

(yyyy)	“Termination Time” has the meaning ascribed to such term in the third paragraph of this Agreement;

(zzzz)	“TSX” means the Toronto Stock Exchange;

(aaaaa)	“Underlying Common Shares” means the Common Shares issuable pursuant to the terms of the Offered Securities in accordance with the terms of the Subscription Receipt Agreement;

(bbbbb)	“Underwriters” has the meaning ascribed to such term in the first paragraph of this Agreement;

(ccccc)	“Underwriting Fee” means 4.0% of the aggregate purchase price for the Offered Securities purchased by the Underwriters;

(ddddd)	“Underwritten Securities” has the meaning ascribed to such term in the first paragraph of this Agreement;

(eeeee)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(fffff)

“U.S. Base Shelf Prospectus” means the prospectus relating to the Shelf Securities included in the Registration Statement, in the form in which it has most recently been filed, or transmitted for filing, with the SEC on or prior to the Initial Sale Time (including, unless the context otherwise requires, the documents incorporated by reference therein);

(ggggg)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(hhhhh)

“U.S. Final Prospectus” means the U.S. Base Shelf Prospectus together with the first prospectus supplement containing pricing information with respect to the Subscription Receipts relating to the offering of Subscription Receipts filed with the SEC pursuant to General Instruction II.L. of Form F-10 (including the documents incorporated by reference therein);

(iiiii)

“U.S. Preliminary Prospectus Supplement” means the preliminary prospectus supplement dated December 13, 2023 to the U.S. Base Shelf Prospectus which describes the Subscription Receipts and the offering thereof and to be used by the Underwriters prior to the filing of the U.S. Final Prospectus, including for greater certainty the documents incorporated by reference therein;

(jjjjj)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(kkkkk)	“Vendor” means Enbridge Inc.

1.2	Unless otherwise stated, any reference in this Agreement to any section, paragraph or subparagraph shall refer to a section, paragraph or subparagraph of this Agreement.

1.3	Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

1.4	When used in this Agreement, “knowledge” means actual knowledge of the senior officers of the Corporation without special enquiry beyond the scope of their duties as officers.

2.	COMPLIANCE WITH SECURITIES LAWS

2.1

The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of the Prospectus Supplement and such other documents as may be required under applicable Canadian Securities Laws to qualify the distribution of the Offered Securities in the Provinces and as may be required under the U.S. Securities Act to register the offer and sale of the Offered Securities in the United States, in each case acting reasonably, and to allow the Underwriters and their counsel to conduct all due diligence which the Underwriters may reasonably require (including with respect to the documents incorporated therein by reference) in order to:

(a)	confirm the Prospectus and the Public Record as accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as agents and underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.

2.2

The Corporation represents and warrants to the Underwriters that the Corporation is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus, and is qualified under NI 44-102 to file a short form prospectus that is a base shelf prospectus.

2.3

The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the Final Base Shelf Prospectus with the Securities Commissions and has obtained a receipt from the Alberta Securities Commission for the Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Final Base Shelf Prospectus. Pursuant to MI 11-102, a receipt for the Final Base Shelf Prospectus is deemed to be issued by the regulator in each of the Provinces other than the Province of Ontario if the conditions of MI 11-102 have been satisfied.

2.4

The Corporation represents and warrants to the Underwriters that at the time of filing the Final Base Shelf Prospectus, the Corporation was eligible to use the exemptions from certain prospectus requirements set out in Alberta Securities Commission Blanket Order 44-501 Re Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers, as varied by the Alberta Securities Commission’s Variation of Blanket Order 44-501, and the equivalent local blanket orders of the Securities Commissions referred to in CSA Staff Notice 44-306 – Blanket Orders Exempting Well-Known Seasoned Issuers from Certain Prospectus Requirements (as extended, amended or varied as of the date of this Agreement).

2.5

The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Securities, that:

(a)

the Corporation meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement in respect of the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Shelf Prospectus, each in the form heretofore delivered or to be delivered to the Lead Underwriters, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Shelf Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Shelf Prospectus has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Lead Underwriters for delivery by them to each of the other Underwriters;

(b)

no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC; and

(c)

it has filed the Canadian Preliminary Prospectus Supplement and the U.S. Preliminary Prospectus Supplement in the form previously delivered to the Underwriters with the Securities Commissions and with the SEC.

2.6

The Corporation covenants with the Underwriters that it shall have, by no later than 9:00 p.m. (Calgary time) on December 14, 2023, prepared and filed the Prospectus Supplement with the Securities Commissions, and will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, applicable Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Securities to be lawfully distributed to the public in the Provinces through the Underwriters or any other person duly registered in an appropriate category of registration in the Provinces. As soon as possible thereafter, the Corporation shall file the U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Offered Securities to be offered and sold to the public in the United States.

2.7

Until the distribution of the Offered Securities shall have been completed, the Corporation shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under applicable Canadian Securities Laws to continue to qualify the Offered Securities for distribution in each Province and the offer and sale of the Offered Securities in the United States or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution in each of the Provinces and the offer and sale of the Offered Securities in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.8	During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Securities:

(a)

the Corporation shall prepare, in consultation with the Designated Underwriters, and approve in writing, prior to such time any marketing materials are provided to potential investors in Offered Securities, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with applicable Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)

the Designated Underwriters shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to such time such marketing materials are provided to potential investors in Offered Securities;

(c)

the Corporation shall file a template version of the English version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Designated Underwriters, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in Offered Securities, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions, and provided further that such comparables shall not be removed from the version filed with the SEC pursuant to Rule 433(d) under the U.S. Securities Act referred to below), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor of Offered Securities, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied. The French language version of any such marketing materials shall be filed on SEDAR+ prior to or concurrently with the filing of the Prospectus Supplement as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(d)

following the approvals set forth in Section 2.8(a) to (c), the Underwriters may provide a limited-use version of such marketing materials to potential investors in Offered Securities in accordance with applicable Canadian Securities Laws.

2.9

The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Offered Securities with any marketing materials except for marketing materials which have been approved as contemplated in Section 2.8, and then only to potential investors in the Provinces.

3.	DELIVERY OF PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)

on the date of this Agreement, copies of the Final Base Shelf Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which are not available on SEDAR+ and have not previously been delivered to the Underwriters;

(b)

on the date of this Agreement, copies of the Registration Statement, including the U.S. Base Shelf Prospectus, as filed with the SEC and copies of all exhibits and documents filed therewith which are not available on EDGAR and have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Supplemented Shelf Prospectus, in each of the English and French languages, signed as required by applicable Canadian Securities Laws of the Provinces;

(ii)	copies of the U.S. Final Prospectus filed with the SEC; and

(iii)	copies of any documents or information incorporated by reference therein which have not previously been delivered to the Underwriters and that are not available on SEDAR+;

(d)

as soon as they are available, copies of the English and French language versions, as applicable, of any Supplementary Material required to be filed under applicable Canadian Securities Laws, signed as required by applicable Canadian Securities Laws, any amendment to the Registration Statement and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(e)

as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which have not previously been delivered to the Underwriters and that are not available on SEDAR+ or EDGAR;

(f)	at the time of delivery to the Underwriters of the French language version of the Prospectus Supplement:

(i)

an opinion of Québec counsel, addressed to the Corporation, the Underwriters and their respective counsel and dated the date of the Prospectus Supplement, to the effect that the French language version of the Supplemented Shelf Prospectus (except for the financial statements and other financial information included or incorporated by reference therein which are the subject of the opinions of the auditors referred to below, as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and proper translation of the English language version thereof; and

(ii)

opinions of the Corporation’s auditors, addressed to the Corporation, the Underwriters and their respective counsel and dated the date of the Prospectus Supplement, to the effect that the French language version of the financial statements and other financial information set forth or incorporated by reference in the Supplemented Shelf Prospectus is in all material respects a complete and proper translation of the English language version thereof; and

(g)

at the Execution Time and at the time of delivery of any Prospectus Amendment, as applicable, a “comfort letter” from the Corporation’s auditors addressed to the Corporation, the board of directors of the Corporation and the Underwriters and dated the date of the Execution Time or the Prospectus Amendment, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information in respect of the Corporation contained in or incorporated by reference into the Supplemented Shelf Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two Business Days prior to the date of such letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Canadian Securities Laws. Such letter shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC.

Opinions or comfort letters similar to those delivered pursuant to paragraphs 3.1(f) and 3.1(g) shall be provided to the Underwriters with respect to any marketing materials filed pursuant to Section 2.8 and Supplementary Material and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel acting reasonably.

If any such documents or information referred to in this Section 3.1 are filed on SEDAR+ and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered to the Underwriters.

3.2	The delivery to the Underwriters of the Prospectus Supplement and any Supplementary Material shall constitute, on the part of the Corporation:

(a)

a representation and warranty to the Underwriters that at the time of delivery of the applicable document (except any information or statement therein relating solely to the Underwriters which has been provided by the Underwriters in writing expressly for inclusion in the applicable document) such document does not contain any misrepresentations and constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities and that the applicable document complies in all material respects with the requirements of applicable Canadian Securities Laws, including without limitation NI 44-101 and NI 44-102; and

(b)

a representation and warranty to the Underwriters that, except as has been publicly disclosed, there has been no intervening material change (actual, proposed or, to their knowledge, threatened, whether financial or otherwise) in the affairs, operations, assets, liabilities (contingent or otherwise) or ownership of the Corporation since the date of the applicable document.

Delivery to the Underwriters of the documents referred to in this Section 3.2 shall constitute the consent of the Corporation to the use by the Underwriters and other Selling Firms of the Prospectus and any Supplementary Material, as applicable, in connection with the distribution of the Offered Securities in compliance with this Agreement.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)

the documents incorporated by reference in the Final Base Shelf Prospectus, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of applicable Canadian Securities Laws; the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as applicable, conformed in all material respects to any applicable requirements of the U.S. Exchange Act when they were filed with the SEC; and any further documents so filed and incorporated by reference in the Final Base Shelf Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of applicable Canadian Securities Laws, or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)

on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Closing Time (including on any Over-Allotment Closing Date), the U.S. Final Prospectus did and will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Final Base Shelf Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Prospectus Supplement, will, and at the Closing Time the Final Base Shelf Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the U.S. Base Shelf Prospectus contained therein, and in each case at the Execution Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

and the U.S. Base Shelf Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, respectively, and as of the Closing Time (including on any Over-Allotment Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(c)

as of 8:30 a.m. (Eastern time) on December 14, 2023 (the “Initial Sale Time”) and as of the Closing Time (including on any Over-Allotment Closing Date), the Disclosure Package did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d)

at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Securities, the Corporation was not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Lead Underwriters have notified the Corporation of the earliest time that an offering participant made a bona fide offer of the Offered Securities; and

(e)

each Issuer Free Writing Prospectus does not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Lead Underwriters so that any use of the Disclosure Package may cease until it is amended or supplemented; and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.

4.	COMMERCIAL COPIES OF PROSPECTUS SUPPLEMENT

4.1

The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) in Vancouver, Calgary, Toronto and Montreal, and 4:00 p.m. (local time at the place of delivery) in all other cities on the Business Day following the date of the filing of the Prospectus Supplement and no later than noon (local time) on the first Business Day following the execution of any Supplementary Material, cause to be delivered to the Underwriters, without charge, commercial copies of the Supplemented Shelf Prospectus and any such Supplementary Material and the U.S. Final Prospectus (if required by the Underwriters) in such numbers and in such cities in Canada and the U.S. as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

4.2

The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Prospectus or any Supplementary Material or the U.S. Final Prospectus or amendment to the U.S. Base Shelf Prospectus or the U.S. Final Prospectus as the Underwriters may reasonably request; provided that if such documents or information are filed on SEDAR+ and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of the corresponding request.

5.	DISTRIBUTION OF OFFERED SECURITIES

5.1

The Underwriters shall offer the Offered Securities for sale to the public, directly and through other investment dealers and brokers (the Underwriters together with such other investment dealers and brokers are referred to herein as the “Selling Firms”), in compliance with applicable Canadian Securities Laws and applicable U.S. federal securities laws and upon the terms and conditions set forth in the Prospectus, any Supplementary Material, the U.S. Final Prospectus, as applicable, and this Agreement. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Province named in the final decision document issued by the Alberta Securities Commission pursuant to the Prospectus Review Procedures with respect to the filing of the Final Base Shelf Prospectus and that the sale of the Offered Securities has been registered under the U.S. Securities Act unless the Underwriters receive notice to the contrary from the Corporation or the applicable Securities Commission. Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this Section 5.1 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) under this Section 5.1 if the Underwriter is not also in default.

5.2

After the Underwriters have made a reasonable effort to sell all of the Offered Securities at the initial Offering Price disclosed in the Prospectus Supplement, the Underwriters may decrease the Offering Price. Any such decrease will not decrease the price paid by the Underwriters to the Corporation for the Offered Securities or the Underwriting Fee paid by the Corporation to the Underwriters for the Offered Securities. The Underwriters will inform the Corporation if the Offering Price to the public is decreased.

5.3

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Offered Securities at levels other than those that might otherwise prevail in the open market, as permitted by applicable Canadian Securities Laws. Such transactions, if commenced, may be discontinued at any time.

5.4

The Underwriters shall use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Underwritten Securities as soon as possible after the Closing Time and to complete the distribution of the Over-Allotment Securities as soon as possible after the applicable Over-Allotment Closing Time. The Lead Underwriters will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Offered Securities and shall, as soon as practicable, provide the Corporation with a breakdown of the number of Offered Securities distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to Securities Commissions.

5.5

The Underwriters will not solicit offers to purchase or sell the Offered Securities so as to require registration of the Offered Securities or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Securities under the laws of any jurisdiction other than the Provinces and the United States, and will require each other Selling Firm to agree with the Underwriters not to so solicit or sell.

5.6

The obligations of the Underwriters under this Agreement are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

6.	MATERIAL CHANGES

6.1

During the period from the date hereof until completion of the distribution of the Offered Securities and at any time when a prospectus relating to the Offered Securities is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars, of:

(a)

any change, occurrence or development (actual, anticipated, contemplated or threatened (of which it is aware), whether financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise), capital or prospects of the Corporation or any of its subsidiaries;

(b)

any change in any matter referred to in a statement (other than a statement relating only to one or more of the Underwriters) contained in the Prospectus, the Registration Statement, the U.S. Final Prospectus or any Supplementary Material or amendment or supplement to any of them or any other part of the documents incorporated by reference therein;

(c)	any material change in the terms of the Acquisition or the termination of the Purchase and Sale Agreement; or

(d)	any other fact, event or circumstance in respect of the Corporation or any of its subsidiaries,

which:

(e)

is, or may be, of such a nature as to render any statement in the Prospectus or any Supplementary Material misleading or untrue or which would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any applicable Canadian Securities Laws, or which would reasonably be expected to have a significant effect on the market price or value of the Offered Securities or the Underlying Common Shares; or

(f)

results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

6.2

The Corporation shall in good faith discuss with the Lead Underwriters any change, fact, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to Section 6.1, as soon as practicable and, in any event, prior to making any filing referred to in Section 6.3.

6.3

During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Securities, the Corporation shall promptly comply with all applicable filing and other requirements under the applicable Canadian Securities Laws or the U.S. Securities Act and the rules and by-laws of the TSX and NYSE arising as a result of any change, fact, event or circumstance referred to in Section 6.1 and shall prepare and file under all applicable Canadian Securities Laws and the U.S. Securities Act, as soon as commercially practicable, and in any event within any time limit prescribed under applicable Canadian Securities Laws and U.S. Securities Act, as applicable, any Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as may be required under applicable Canadian Securities Laws and U.S. federal securities laws; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in any Supplementary Material and the Underwriters and their counsel shall have approved the form of any Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall promptly deliver or cause to be delivered to each of the Underwriters and the Underwriters’ counsel a copy of each Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, signed as required by applicable Canadian Securities Laws and U.S. federal securities laws by all parties other than the Underwriters, as well as opinions and letters with respect to each such Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus to the same effect as those referred to in Section 3.1 and dated the date of such Supplementary Material.

6.4

The delivery to the Underwriters of Supplementary Material shall constitute a representation and warranty to the Underwriters by the Corporation with respect to the Prospectus, as amended, modified or superseded by such Supplementary Material and by each Supplementary Material previously delivered to the Underwriters as aforesaid, to the same effect as set forth in Section 3.2. Such delivery shall also constitute the consent of the Corporation to the use of the Prospectus, as so amended, by the Selling Firms in connection with the distribution of the Offered Securities in the Provinces; provided that the use of the U.S. Final Prospectus, as amended, and the distribution of the Offered Securities by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Canadian Securities Laws and the securities laws of any other jurisdiction in which the Offered Securities are offered or sold.

6.5

During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)

any request of any Securities Commission or the SEC for any amendment to the Prospectus Supplement, the Final Base Shelf Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)

the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for that purpose; or

(c)

the receipt by the Corporation of any communication from any Securities Commission, the SEC, the TSX, the NYSE or any other competent authority relating to the Prospectus Supplement, the Final Base Shelf Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Offered Securities.

7.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

7.1

The Corporation represents and warrants to the Underwriters as at the date hereof and as at the Closing Date and each Over-Allotment Closing Date (if any) as follows and acknowledge that the Underwriters are relying upon the following representations and warranties in entering into this Agreement and purchasing the Underwritten Securities and the Over-Allotment Securities (if any):

(a)

the Corporation has been duly amalgamated and organized and is a valid and subsisting corporation under the laws of Alberta and has all requisite power, authority and capacity to own and lease its properties and to conduct its business as described in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, to enter into this Agreement and to perform its obligations hereunder;

(b)

the Corporation has no material subsidiaries other than the Material Subsidiaries, and each of the Material Subsidiaries has been duly incorporated, formed and organized, as applicable, and is a valid and subsisting corporation, general partnership, co-partnership or limited partnership under the laws of its jurisdiction of incorporation or formation, as applicable, and has all requisite power, authority and capacity to carry on its business and to own, lease and operate its properties and assets;

(c)

all of the ownership interests in the Material Subsidiaries are, directly or indirectly, legally and beneficially owned by the Corporation, in each case free and clear of any liens, pledges, charges, encumbrances, security interests or other adverse claims whatsoever;

(d)

the Corporation has duly authorized, executed and delivered this Agreement and the Subscription Receipt Agreement and each such agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(e)

the Purchase and Sale Agreement has been duly authorized, executed and delivered by the Corporation, in compliance with the laws of the jurisdiction of its incorporation and with the provisions of its articles and by-laws, and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(f)

the Subscription Receipt Agreement and the Purchase and Sale Agreement conform in all material respects to the respective statements relating thereto described in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus;

(g)

all authorizations, approvals and consents to be obtained by the Corporation under applicable laws, or under any agreements or documents by which the Corporation is bound, for the execution and delivery of this Agreement, the Purchase and Sale Agreement and the Subscription Receipt Agreement, and the failure of which to obtain would have a material adverse impact on the Corporation, have been obtained and are in full force, and each of this Agreement, the Purchase and Sale Agreement, are, and, when executed and delivered the Subscription Receipt Agreement will be, a legal, valid and binding agreement of the Corporation enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity;

(h)

the Corporation has full power and authority to create, authorize, issue and sell the Offered Securities and full power and authority to issue the Underlying Common Shares and to grant the Over-Allotment Option and, at the Closing Date, the Underwritten Securities, and at the applicable Over-Allotment Closing Date, the Over-Allotment Securities will be duly and validly authorized for issuance and will be, upon issuance thereof in accordance with the Subscription Receipt Agreement, duly and validly created and issued pursuant to the provisions of the Subscription Receipt Agreement and will be enforceable in accordance with their terms and the terms of the Subscription Receipt Agreement;

(i)

the Underlying Common Shares have been duly and validly authorized, allotted and reserved for issuance and, upon issuance in accordance with the terms of the Offered Securities and the Subscription Receipt Agreement, will be duly and validly issued as fully paid and non-assessable Common Shares;

(j)

the Corporation had or has, as applicable, the necessary corporate power and authority to deliver, execute, and/or file, as applicable, the Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, and, if applicable, will have the necessary corporate power and authority to execute, deliver and/or file any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the delivery, execution, and/or filing, as applicable, by it of the Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, any Marketing Documents and all ancillary documentation and the filing thereof, as applicable, in each of the Provinces under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable;

(k)

the attributes and characteristics of the Offered Securities to be issued at the Closing Time and, if applicable, the Over-Allotment Closing Time and the Underlying Common Shares will conform in all material respects to the attributes and characteristics thereof described in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus;

(l)

the Corporation (either directly or through its subsidiaries): (i) holds all material licences, registrations, qualifications, permits and consents necessary or appropriate for owning and operating its assets and otherwise carrying on its business as now conducted; and (ii) is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on;

(m)

the authorized capital of the Corporation consists of: (i) an unlimited number of Common Shares; (ii) a number of Class A Preferred Shares, issuable in series, not to exceed 254,850,850 Class A Preferred Shares; and (iii) an unlimited number of Class B Preferred Shares, each having the rights, privileges, restrictions and conditions set forth in the articles of amendment of the Corporation dated October 2, 2017 and as further amended December 1, 2017, June, 25, 2019, December 16, 2019, January 22, 2021 and January 25, 2021;

(n)

the issued and outstanding capital of the Corporation at the date of this Agreement consists of not more than 549,369,624 Common Shares, 10,000,000 Series 1 Shares, 6,000,000 Series 3 Shares, 10,000,000 Series 5 Shares, 10,000,000 Series 7 Shares, 9,000,000 Series 9 Shares, 8,000,000 Series 15 Shares, 6,000,000 Series 17 Shares, 8,000,000 Series 19 Shares, 14,971,870 Series 21 Shares, 1,028,130 Series 22 Shares, 10,000,000 Series 25 Shares and 600,000 Series 2021-A Shares, all of which shares are validly issued as fully paid and non-assessable shares;

(o)

no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase of any unissued securities of the Corporation, other than as listed below as at the date of this Agreement: (i) not more than 10,828,295 Common Shares issuable pursuant to the exercise of options issued pursuant to the Corporation’s Option Plan; (ii) Common Shares issuable pursuant to the Corporation’s Shareholder Rights Plan; (iii) the Series 2 Shares issuable on conversion of the Series 1 Shares; (iv) the Series 4 Shares issuable on conversion of the Series 3 Shares;

(v) the Series 6 Shares issuable on conversion of the Series 5 Shares; and (vi) the Series 8 Shares issuable on conversion of the Series 7 Shares; (vii) the Series 10 Shares issuable on conversion of the Series 9 Shares; (viii) the Series 16 Shares issuable on conversion of the Series 15 Shares; (ix) the Series 18 Shares issuable on conversion of the Series 17 Shares; (x) the Series 20 Shares issuable on conversion of the Series 19 Shares; (xi) the Series 22 Shares issuable on conversion of the Series 21 Shares; (xii) the Series 26 Shares issuable on conversion of the Series 25 Shares; (xiii) 3,900,000 Subscription Receipts issuable upon exercise of the Over-Allotment Option; and (xiv) the Underlying Common Shares issuable pursuant to the terms of the Offered Securities in accordance with the terms of the Subscription Receipt Agreement;

(p)

Computershare Trust Company of Canada is the duly appointed registrar and transfer agent of the Common Shares, the Series 1 Shares, the Series 2 Shares, the Series 3 Shares, the Series 4 Shares, the Series 5 Shares, the Series 6 Shares, the Series 7 Shares, the Series 8 Shares, the Series 9 Shares, the Series 10 Shares, the Series 15 Shares, the Series 16 Shares, the Series 17 Shares, the Series 18 Shares, the Series 19 Shares, the Series 20 Shares, the Series 21 Shares, the Series 22 Shares, the Series 25 Shares, the Series 26 Shares and the Series 2021-A Shares, at its principal offices in Calgary and Toronto; the co-transfer agent and registrar for the Common Shares in the United States is Computershare Investor Services U.S., at its principal offices in Golden, Colorado;

(q)

the issued and outstanding Common Shares, Series 1 Shares, Series 3 Shares, Series 5 Shares, Series 7 Shares, Series 9 Shares, Series 15 Shares, Series 17 Shares, Series 19 Shares, Series 21 Shares, Series 22 Shares and Series 25 Shares are listed and posted for trading on the TSX and the issued and outstanding Common Shares are listed and posted for trading on the NYSE and the Offered Securities issuable pursuant to this Agreement will be listed and posted for trading on the TSX upon the Corporation complying with the usual conditions imposed by the TSX with respect thereto, and upon the issuance pursuant to the terms of the Offered Securities in accordance with the terms of the Subscription Receipt Agreement, the Underlying Common Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX with respect thereto, and the Series 2 Shares, the Series 4 Shares, the Series 6 Shares, the Series 8 Shares, the Series 10 Shares, the Series 16 Shares, Series 18 Shares, Series 20 Shares and Series 26 Shares will be listed and posted for trading on the TSX upon the Corporation complying with the usual conditions imposed by the TSX with respect thereto;

(r)

the Corporation is a “reporting issuer” (or the equivalent) in each of the Provinces and is not in material default under applicable Canadian Securities Laws in such Provinces and is not included on the list of defaulting issuers maintained by the applicable Securities Commissions; the Corporation is subject to the requirements of Section 12 or 15(d) of the U.S. Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the U.S. Exchange Act;

(s)

the records and minute books of the Corporation and the Corporation’s subsidiaries made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of formation, incorporation or amalgamation, as applicable, to the date of examination thereof contain copies of all minutes of meetings and all resolutions of the shareholders, partners, management committees or other governing bodies, the board of directors and all committees of the board of directors of such entities and there have been no other meetings, resolutions or proceedings of the partners, shareholders, board of directors, any committee of the board of directors or any management committee or other governing body to the date of review of such minute books not reflected therein, other than those which have been disclosed to the Underwriters or their counsel and those which are not material;

(t)

the definitive form of certificate for the Common Shares has been, and the form and the terms of the certificates representing the Subscription Receipts will as of the Closing Time be, approved by the board of directors of the Corporation in due and proper form as required by laws and the requirements of the TSX and the NYSE;

(u)

the Corporation is eligible to make use of the rules and procedures established pursuant to NI 44-102 for the distribution of the Offered Securities, the Corporation has not issued any securities pursuant to the Final Base Shelf Prospectus prior to the date of this Agreement other than as disclosed in the Public Record, and the entering into of this Agreement, the Purchase and Sale Agreement and the Subscription Receipt Agreement will not cause the final receipt in respect of the Final Base Shelf Prospectus to no longer be effective;

(v)

the financial information contained or incorporated by reference in the Prospectus, any Supplementary Material, the Disclosure Package, the U.S. Final Prospectus or the Registration Statement is complete and correct in all material respects, has been prepared in accordance with Canadian generally accepted accounting principles consistently applied, and presents fairly the financial position and results of the Corporation (on a consolidated basis), as at the date and for the periods stated therein;

(w)

except as disclosed in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable, subsequent to September 30, 2023: (i) there has not been any material change, financial or otherwise, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries (taken as a whole); (ii) to its knowledge, no event has occurred or circumstance exists which could reasonably be expected to result in such a material change; and (iii) the Corporation and its subsidiaries have carried on business in the ordinary course;

(x)

the Corporation is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable, will not be required to be registered as an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(y)

except as disclosed in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable, there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or, to the knowledge of the Corporation, contemplated or threatened against or affecting the Corporation or any of its subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, operations or condition of the Corporation or any of its subsidiaries, taken as a whole, or which materially adversely affect, or are reasonably likely to materially adversely affect, the distribution of the Offered Securities or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or under any agreement contemplated hereby;

(z)

to the knowledge of the Corporation, KPMG LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Final Base Shelf Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus, are independent chartered professional accountants with respect to the Corporation within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder and the rules of the Public Company Accounting Oversight Board;

(aa)

the Corporation and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Corporation believes are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a material adverse effect on the

Corporation and its subsidiaries (taken as a whole); the Corporation and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects, except where such noncompliance would not reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole); neither the Corporation nor any such subsidiary has been refused any insurance coverage sought or applied for, except where such refusal would not reasonably be expected to have a material adverse effect; and neither the Corporation nor any such subsidiary has received written notice of non-renewal of any material policy of the Corporation or any subsidiary except in those situations where the Corporation believes it will be able to obtain similar coverage from similar insurers at market rates;

(bb)

except as disclosed in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable, the Corporation and its subsidiaries, on a consolidated basis, have no material contingent liabilities;

(cc)

the information and statements set forth in the Public Record are true, correct and complete in all material respects and do not contain any misrepresentation as of the date of such information or statements and the Corporation has not filed any confidential material change reports still maintained on a confidential basis and there are no undisclosed material facts with respect to the Corporation, the Common Shares or the Offered Securities;

(dd)

the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus will contain in all material respects the disclosure required by all requirements of the applicable Canadian Securities Laws and applicable U.S. federal securities laws, as applicable;

(ee)

the Corporation is not in default or breach of any term or provision of the articles or by-laws of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

(ff)

the execution and delivery of this Agreement, the Purchase and Sale Agreement, the Subscription Receipt Agreement, the issue, sale and delivery of the Offered Securities pursuant to this Agreement, the issue of the Underlying Common Shares pursuant to the terms of the Offered Securities in accordance with the terms of the Subscription Receipt Agreement and the performance or the consummation of the transactions contemplated in this Agreement, the Purchase and Sale Agreement and the Subscription Receipt Agreement, do not and will not conflict with, or result in a breach or violation of any of, the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or any subsidiary is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and its subsidiaries, taken as a whole, or the ability of the Corporation to perform its obligations contemplated by this Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions or constating documents of the Corporation or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its respective properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Corporation and its subsidiaries, taken as a whole, or the ability of the Corporation to perform its obligations contemplated by this Agreement, the Purchase and Sale Agreement and the Subscription Receipt Agreement;

(gg)

no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities has been issued by any competent authority having jurisdiction and remains in effect and, to the knowledge of the Corporation, no proceedings for such purpose are pending, threatened or contemplated;

(hh)

except as disclosed in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, the Corporation and each of its subsidiaries maintain a system of internal control over financial reporting that complies in all material respects with the requirements of NI 52-109 and the U.S. Exchange Act and the rules and regulations promulgated thereunder (including Rule 13a-15 and 15d-15 under the U.S. Exchange Act) and a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except where the failure to maintain such a system would not reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole); management of the Corporation has assessed the effectiveness of the Corporation’s internal control over financial reporting, as at December 31, 2022, and has concluded that such internal control over financial reporting was effective as of such date;

(ii)

except as disclosed in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, the Corporation maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and the U.S. Exchange Act and the rules and regulations promulgated thereunder (including Rule 13a-15 and 15d-15 under the U.S. Exchange Act); such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under applicable Canadian Securities Laws and U.S. federal securities laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2022 at a reasonable assurance level;

(jj)

the Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under applicable Canadian Securities Laws, the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Securities;

(kk)

there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Final Base Shelf Prospectus, the Prospectus Supplement or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required;

(ll)

the Corporation and its subsidiaries have good and marketable title to all real property and good title to all personal property owned by them which is material to the business of the Corporation and its subsidiaries (taken as a whole), in each case free and clear of all liens, encumbrances and defects, except: (i) such as are described in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable; or (ii) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Corporation and its subsidiaries; and any material real property and buildings held under lease by the Corporation and its subsidiaries are held by them under valid, subsisting and enforceable leases and do not interfere with the use made and proposed to be made of such property and buildings by the Corporation and its subsidiaries, in each case except as described in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable;

(mm)

the Corporation is in compliance in all material respects with the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

(nn)

neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would reasonably be expected to result in a material violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in material compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(oo)

the operations of the Corporation and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(pp)

neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(qq)

except to the extent that any violation or other matter referred to in this subsection does not have a material adverse effect on the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business, or except as disclosed in the Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable:

(i)

each of the Corporation and its subsidiaries is in compliance with all applicable laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances, other than any non-compliance which would, individually or in the aggregate, not have a material adverse effect on the Corporation and its subsidiaries, on a consolidated basis;

(ii)

there has not occurred any material spills, emissions or pollution on any property of the Corporation or its subsidiaries, or for which the Corporation or any of its subsidiaries is or may be responsible, nor is the Corporation or any of its subsidiaries subject to any outstanding stop orders, control orders, clean-up orders or reclamation orders under Environmental Laws; and

(iii)

each of the Corporation and its subsidiaries has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (“Environmental Permits”) necessary for the operation of the businesses carried on by the Corporation and its subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and none of the Corporation or its subsidiaries is in material default or breach of any Environmental Permit and no proceeding is pending or, to the knowledge of the Corporation, contemplated or threatened to revoke or limit any Environmental Permit;

(rr)

the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Offered Securities, and during such same period will advise the Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Offered Securities, of the suspension of the qualification of such Offered Securities for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Final Base Shelf Prospectus, the Prospectus Supplement or the U.S. Final Prospectus or for additional information relating to the Offered Securities; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Securities or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(ss)

as soon as practicable, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(tt)

other than pursuant to this Agreement and the Subscription Receipt Agreement, neither the Corporation nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against it or the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Offered Securities;

(uu)

the Corporation and its subsidiaries have paid, or made provision in their accounts in respect of, in all material respects, any and all liabilities for taxes, instalment of taxes, interest, penalties or other amounts payable by law to any relevant taxing authority in respect of all taxation years or reporting periods of the Corporation and its subsidiaries, respectively, ending on or before the date hereof, and all of such payments shall, in all material respects, accurately reflect the aggregate liability of the Corporation and its subsidiaries to such taxing authorities for such taxation years or reporting periods;

(vv)

with such exceptions as are not material to the Corporation and its subsidiaries (taken as a whole), each of the Corporation and its subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period or reporting period for which tax returns are not yet required, there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by each of the Corporation and its subsidiaries, and, to the knowledge of the Corporation, there are no actions, suits, proceedings, investigations or claims threatened or pending against any of the Corporation or its subsidiaries in respect of taxes, governmental charges or assessments asserted by any such authority, and each of the Corporation and its subsidiaries has withheld and remitted on a timely basis any amounts that it is required to withhold and remit under any applicable legislation;

(ww)

except as disclosed in the Public Record, no material acquisitions or dispositions have been made by the Corporation or its predecessors or any of its subsidiaries in the three most recently completed fiscal years, and neither the Corporation nor any of its subsidiaries is party to any contract with respect to any transaction that constitutes or would constitute a “significant acquisition” or a “significant probable acquisition” (including the Acquisition), in each case that would require disclosure in the Prospectus under applicable Canadian Securities Laws;

(xx)

there have been no material disputes or claims and the Corporation is not aware of any threatened or pending material disputes or claims, relating to the subject matter of, or the transactions contemplated under, the Purchase and Sale Agreement;

(yy)

the representations and warranties of the Corporation in the Purchase and Sale Agreement, a true copy of which has been provided to the Underwriters, are true and correct in all material respects and the Corporation is not in material breach of any of its covenants in the Purchase and Sale Agreement;

(zz)

the Corporation has no reason to believe that the representations and warranties of the Vendor in the Purchase and Sale Agreement are not true and correct in all material respects or that the Vendor is in breach of any of its material covenants in the Purchase and Sale Agreement;

(aaa)

except as shall have been made on or before the Closing Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party shall be required for the distribution of the Offered Securities, the Underlying Common Shares or the consummation of the transactions contemplated herein, which, for greater certainty, shall not include the consummation of the Acquisition;

(bbb)	to the best of the Corporation’s knowledge, no event has occurred or condition exists which is reasonably likely to prevent the Acquisition from being completed prior to the Outside Date; and

(ccc)

to the best of the Corporation’s knowledge, the disclosure regarding the Acquired Entities in the Supplemented Shelf Prospectus and the U.S. Final Prospectus contains no misrepresentation within the meaning of applicable Canadian Securities Laws or U.S. federal securities laws.

7.2

The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Offered Securities will be used for the purposes to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

7.3

Unless the Corporation and the Lead Underwriters otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule A hereto. Any such Free Writing Prospectus consented to by the Lead Underwriters or the Corporation is hereinafter referred to as a Free Writing Prospectus. The Corporation agrees that (i) it has treated and will treat, as applicable, each Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it has complied and will comply, as applicable, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

8.	CLOSING

8.1	The closing of the purchase and sale of the Underwritten Securities shall take place electronically at the Closing Time, or at such time and place as may be agreed to in writing by the parties hereto.

8.2	At the Closing Time:

(a)

the Corporation shall cause Computershare Trust Company of Canada, as registrar and transfer agent of the Subscription Receipts, to electronically deposit with CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, the Underwritten Securities purchased by the Underwriters hereunder, registered in the name of “CDS & Co.” as CDS’s nominee, to be held by CDS as non-certificated inventory in accordance with CDS’s rules and procedures;

(b)

the Corporation shall deliver to TD Securities Inc., on behalf of all of the Underwriters, a direction to deduct the Non-Escrowed Underwriting Fee payable on the gross proceeds of the sale of the Underwritten Securities hereunder at the Closing Time, which the Corporation agrees to pay the Underwriters for their services in connection with the issuance and sale of the Underwritten Securities from the gross purchase price for the Underwritten Securities owing to the Corporation; and

(c)

TD Securities Inc. will cause to be sent to the Subscription Receipt Agent by wire transfer or bank transfer, on behalf of the Underwriters, the aggregate purchase price for the Underwritten Securities issued and sold hereunder, less the Non-Escrowed Underwriting Fee as contemplated in Section 8.2(b).

8.3

The Underwriters will provide a direction to CDS with respect to the crediting of the Underwritten Securities to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

8.4

The purchase and sale of any Over-Allotment Securities will take place electronically on the Over-Allotment Closing Date at the applicable Over-Allotment Closing Time. The closing of any such purchase and sale will be conditional upon and subject to the conditions contained in Section 9 being fulfilled at or prior to the applicable Over-Allotment Closing Time, and shall proceed in the manner set forth in Section 8.2 and be subject to the other terms and conditions as are set forth in this Agreement with respect to the purchase and sale of the Underwritten Securities, including without limitation those set forth in Sections 10 and 13, subject in each case to any necessary changes.

9.	CONDITIONS PRECEDENT

9.1

The following are conditions precedent to the obligations of the Underwriters hereunder which conditions the Corporation severally covenants to have fulfilled, to the extent applicable, at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)

the Corporation shall have delivered to the Underwriters a certificate addressed to the Underwriters dated the Closing Date, signed on behalf of the Corporation by any two of the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer and the Senior Vice President, External Affairs & Chief Legal and Sustainability Officer (or any other senior officer of the Corporation) or such other person or persons as may be agreed upon by the Underwriters, acting reasonably, certifying (in their capacity as officers of the Corporation not in their personal capacity and without any personal liability) that:

(i)	the Corporation has complied with all of the terms and conditions of this Agreement to be complied with by it at or prior to the Closing Time;

(ii)

except for changes contemplated by this Agreement, the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii)

no order, ruling or determination having the effect of ceasing, suspending or restricting the sale of or trading in any securities of the Corporation (including the Offered Securities) has been issued and is continuing in effect and no proceedings, investigations or inquiries for such purpose have been commenced, are pending or, to the knowledge of the person signing such certificate, contemplated or threatened; and

(iv)

there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or prospects of the Corporation from that disclosed in the Prospectus or any Supplementary Material and in the Disclosure Package and the U.S. Final Prospectus;

(b)	the Subscription Receipt Agreement shall have been entered into in form and substance satisfactory to the Underwriters and their counsel, each acting reasonably;

(c)

the Corporation shall have furnished to the Underwriters evidence that (i) the Offered Securities and the Underlying Common Shares have been conditionally approved for listing and trading on the TSX, subject to the Corporation complying with the usual conditions imposed by the TSX with respect thereto, and (ii) the Underlying Common Shares have been approved for listing and trading on the NYSE, on the Closing Date;

(d)

the Underwriters shall have received a letter from the auditors of the Corporation updating the letter referred to in Section 3.1(g) to the Closing Date, provided that such letter shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(e)

the Underwriters shall have received a legal opinion in respect of the Prospectus and dated the Closing Date from Québec counsel as to compliance with the Securities Laws applicable in the Province of Québec relating to the use of the French language;

(f)

the Underwriters shall have received favourable legal opinions dated the Closing Date on behalf of the Underwriters from Stikeman Elliott LLP and on behalf of the Corporation by Blake, Cassels & Graydon LLP, with respect to all such matters of Canadian and provincial law in British Columbia, Alberta, Quebec and Ontario and from local counsel acceptable to Blake, Cassels & Graydon LLP and Stikeman Elliott LLP as to matters governed by laws of jurisdictions in Canada other than the Provinces of Alberta, British Columbia, Ontario and Quebec as the Underwriters may reasonably request, including opinion paragraphs substantially as set forth in Schedule B attached to this Agreement;

(g)

the Underwriters shall have received favourable legal opinions and negative assurance letters dated the Closing Date from the Corporation’s United States counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP and from Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, each in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the issuance and sale of the Offered Securities in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require;

(h)

if the Registration Statement has been filed with FINRA for review, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms or other arrangements or transactions, contemplated hereby which remain unresolved; and

(i)	such other certificates and other documentation as the Underwriters may reasonably request.

The foregoing documents shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably. Counsel for the Underwriters may rely upon the opinions of Blake, Cassels & Graydon LLP as to matters which relate specifically to the Corporation and counsel for the Underwriters and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of the Corporation, auditors and public officials, and the opinions of counsel may be subject to usual qualifications as to enforceability.

10.	TERMINATION

10.1

The obligation of the Underwriters to purchase the Underwritten Securities shall be subject to the accuracy as of the Closing Time in all material respects of the representations and warranties of the Corporation contained herein or in any certificate or document delivered pursuant to or as contemplated by this Agreement to be executed and delivered on or before closing and the due fulfillment and compliance in all material respects by the Corporation of and with its covenants herein contained.

10.2

All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Corporation, shall entitle any of the Underwriters to terminate such Underwriter’s obligation to purchase the Underwritten Securities by giving written notice to that effect to the Corporation at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter. No act of the Underwriters in offering the Offered Securities or in preparing or joining in the execution of the Prospectus Supplement, any Supplementary Material, any Marketing Documents, the Disclosure Package and the U.S. Final Prospectus shall constitute a waiver of or estoppel against the Underwriters.

10.3

In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at its option, to terminate and cancel its obligations under this Agreement, without any liability on its part if, prior to the Closing Time:

(a)

any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Securities is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Securities has been issued, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, by the TSX or the NYSE or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)

any inquiry, investigation or other proceeding (whether formal or informal) in respect of the Corporation or any of its subsidiaries is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any Securities Commission or the SEC, by the TSX or the NYSE or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof by any such authority, if, in the reasonable opinion of the Underwriters or any of them, the change, announcement, commencement, threatening or issuing thereof, materially adversely affects the trading or distribution of the Offered Securities;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, or national emergency or similar event) or any change of applicable law or regulation (or in the judicial interpretation thereof), inquiry or other occurrence of any nature whatsoever which, in the opinion of the Underwriters or any of them, acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets generally in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole;

(d)

there should occur any material change or change in a material fact or the Underwriters become aware, whether as a result of their due diligence review or otherwise, of any material fact with respect to the Corporation, which had not been publicly disclosed at or prior to the date hereof, in either case which, in the reasonable opinion of the Underwriters or any of them, would be expected to have a significant adverse effect on the market price or value of the Common Shares; or

(e)	if, prior to the Closing Time, a Termination Event has occurred.

If an Underwriter shall elect to terminate its obligation to purchase the Underwritten Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity and contribution rights referred to in Section 11 and the payment of expenses referred to in Section 12 as shall have been previously incurred.

The rights of termination contained in this Section 10 may be exercised by any Underwriter acting alone and, subject to the immediately preceding paragraph, are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Except as provided in the immediately preceding paragraph, any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this Section 10 shall not be binding upon any other Underwriter. If one or more but not all of the Underwriters shall exercise the rights of termination herein, then the provisions of Sections 13.2 and 13.3 shall apply.

11.	INDEMNIFICATION

11.1

The Corporation (the “Indemnitor”) hereby covenants and agrees to indemnify and hold harmless each of the Underwriters, their respective affiliates and each of their respective directors, officers, employees and agents and each person who controls any Underwriter within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (each an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Securities or other indirect or consequential damages or claims), costs (including without limitation legal fees and disbursements on a full indemnity basis), damages and expenses (including for greater certainty all such liabilities, claims, losses, costs, fines, penalties, damages or expenses suffered by or made against an Indemnified Party or by any person who may attract or be subject to liability as an underwriter) in any way caused by or arising directly or indirectly from or in consequence of:

(a)

any information or statement contained in or incorporated by reference into the Prospectus, any Supplementary Material, the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters’ counsel in writing expressly for inclusion therein) which is or is alleged to be a misrepresentation or untrue, or any omission or alleged omission to provide any information or state any fact (other than any information or statement relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which they were made;

(b)

any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)

any order made or any inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other authority based upon any failure by the Corporation to comply with any applicable Canadian Securities Laws or U.S. federal securities laws or any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them) in the Prospectus, in any Supplementary Material, the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or in any other document or material filed or delivered pursuant hereto, preventing or restricting trading in or distribution of the Offered Securities; or

(d)

any breach of, default under or non-compliance by the Corporation with any requirements of applicable Canadian Securities Laws and U.S. federal securities laws, the by-laws, rules or regulations of the TSX or NYSE in connection with the transactions contemplated hereby or any representation, warranty, covenant, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or delivered pursuant hereto.

The Corporation acknowledges that the statements set forth under the heading “Plan of Distribution” in the tenth paragraph thereof in the Prospectus Supplement and the U.S. Final Prospectus constitute the only information and statements relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion therein.

11.2

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 11.1 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitor shall contribute to the aggregate amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)

in such proportion as is appropriate to reflect the relative benefits received by the Indemnitor on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities; or

(b)

if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect the relative fault of the Indemnitor on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in Section 11.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the lesser of the Underwriting Fee and any portion thereof actually received. The relative benefits received by the Indemnitor on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the gross proceeds from the distribution of the Offered Securities is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitor on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the matters or things referred to in Section 11.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitor or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, or other matter or thing referred to in Section 11.1. The Indemnitor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 11.2 were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section 11.2. Notwithstanding the provisions of this section 11.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

11.3

If any matter or thing contemplated by Section 11 shall be asserted against any Indemnified Party, such Indemnified Party shall notify the Indemnitor and the Underwriters as soon as possible of the nature of such claim (provided that any failure to so notify the Indemnitor shall not relieve the Indemnitor of liability under Sections 11.1 and 11.2 except to the extent that failure to notify has prejudiced the Indemnitor) and the Indemnitor shall be entitled (but not required) to assume the defence of any suit or proceeding brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld or delayed) and no admission of liability or settlement shall be made by the Indemnitor or any Indemnified Party in respect of the claim against any Indemnified Party without, in each case, the prior written consent of the other party (the Indemnified Party or the Indemnitor, as applicable) such consent not to be unreasonably withheld or delayed. An Indemnified Party shall have the right to retain separate counsel in any such suit or proceeding and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Indemnitor fails to assume the defence of such suit or proceeding on behalf of the Indemnified Party within a reasonable period of time, or (ii) the retention of such counsel has been authorized in writing by the Indemnitor, or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Indemnitor and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnitor that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor and which cannot reasonably be maintained by one law firm that represents both the Indemnified Party and the Indemnitor (in which case, if such Indemnified Party notifies the Indemnitor in writing that it elects to retain separate counsel at the expense of the Indemnitor, the Indemnitor shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party; provided, however, that the Indemnitor shall not, in connection with any one such action or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one law firm for all such Indemnified Parties). The Indemnified Party shall provide the Indemnitor copies of all documents and information pertaining to the claim, take all actions necessary to preserve its rights to object to or defend against the claim, consult and co-operate with the Indemnitor in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and co-operate and assist in any negotiations to compromise or settle or in any defence of a claim undertaken by the Indemnitor. The Indemnitor shall not be liable for any settlement of any action or proceeding effected without its written consent. It is the intention of the Indemnitor to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, employees, shareholders and agents, of the covenants of the Indemnitor under Sections 11.1 and 11.2 with respect to the Underwriters’ directors, officers, employees, shareholders and agents, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

11.4	The rights provided in this Section 11 shall be in addition to and not in derogation from any other rights which the Underwriters may have by statute or otherwise at law.

11.5

The rights of indemnity and contribution in favour of the Underwriters, their directors, officers, employees or agents contained in Sections 11.1 and 11.2 in respect of a claim based on a misrepresentation or omission or alleged misrepresentation or omission in the Prospectus, Supplementary Material, or the U.S. Final Prospectus or amendment to the U.S. Base Shelf Prospectus, shall not apply if the Indemnitor has complied with Section 4.1, Section 4.2 and, if applicable, Section 6 hereof, and the person asserting that claim was not provided with a copy of the Prospectus, any Supplementary Material, or the U.S. Final Prospectus or amendment to the U.S. Base Shelf Prospectus (which is required under the applicable Canadian Securities Laws and/or U.S. federal securities laws to be delivered to that person by the members of any Selling Firms) which corrects such misrepresentation or omission or alleged misrepresentation or omission.

12.	EXPENSES

12.1

Whether or not the sale of Offered Securities contemplated hereby is completed, all expenses of or incidental to the Offering shall (subject to Section 12.2) be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Securities for distribution in the Provinces and in the United States, the preparation, printing, issuance and delivery of certificates for the Offered Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Securities, if applicable, any registration or qualification of the Offered Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification), any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings), the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Offered Securities, all other costs and expenses of the Corporation and its representatives incidental to the performance by the Corporation of its obligations hereunder, the fees and expenses of counsel and auditors for the Corporation, fees and expenses for marketing of the offering, listing fees, and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Final Base Shelf Prospectus, Prospectus Supplement, Marketing Documents, any Supplementary Material, the Registration Statement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, but excluding the fees and disbursements of Underwriters’ legal counsel and all out-of-pocket expenses of the Underwriters.

12.2

If the sale of Underwritten Securities contemplated hereby is not completed, other than by reason of a breach or default by the Underwriters, the Underwriters’ expenses, including the Underwriters’ reasonable out-of-pocket expenses, and the fees and expenses of counsel for the Underwriters together with all related taxes (including without limitation any harmonized goods and services taxes, provincial sales taxes and goods and services taxes) shall be borne by the Corporation.

13.	OBLIGATIONS OF THE UNDERWRITERS

13.1

The Underwriters’ obligations to purchase the Underwritten Securities or the Over-Allotment Securities, as applicable, at the Closing Time or the applicable Over-Allotment Closing Time, as applicable, shall be several and not joint or joint and several and the Underwriters’ respective obligations in this respect shall be limited to the following percentages of the aggregate principal amount of the Underwritten Securities to be purchased at the at the Closing Time or the applicable Over-Allotment Closing Time, as applicable:

TD Securities Inc.	16.724%
RBC Dominion Securities Inc.	16.722%
Scotia Capital Inc.	16.722%
BMO Nesbitt Burns Inc.	11.944%
CIBC World Markets Inc.	11.944%
National Bank Financial Inc.	11.944%
ATB Capital Markets Inc.	3.00%
Mizuho Securities Canada Inc.	3.00%
Merrill Lynch Canada Inc.	2.50%
J.P. Morgan Securities Canada Inc.	2.50%
Peters & Co. Limited	1.00%
Stifel Nicolaus Canada Inc.	1.00%
Tudor, Pickering, Holt & Co. Securities – Canada, ULC	1.00%

100.0%

13.2	(a)

If at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth above of the aggregate number of the Underwritten Securities (any such Underwriters being “Refusing Underwriters”) and the aggregate number of such Underwritten Securities which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase is less than or equal to 11% of the aggregate number of the Underwritten Securities to be purchased on such date, the other Underwriters (the “Continuing Underwriters”) shall be obligated severally, in the proportions that the respective percentage set forth opposite their names above bear to the aggregate of the percentages set forth opposite the names of all such Continuing Underwriters, to purchase the Underwritten Securities which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase at such time.

(b)

If at an Over-Allotment Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth above of the aggregate number of the Over-Allotment Securities (the “Over-Allotment Refusing Underwriter”) and the aggregate number of such Over-Allotment Securities which such Over-Allotment Refusing Underwriter or Underwriters agreed but failed or refused to purchase is less than or equal to 11% of the aggregate number of the Over-Allotment Securities to be purchased on such date, the other Underwriters (the “Over-Allotment Continuing Underwriters”) shall be obligated severally, in the proportions that the respective percentage set forth opposite their names above bear to the aggregate of the percentages set forth opposite the names of all such Over-Allotment Continuing Underwriters, to purchase the Over-Allotment Securities which such Over-Allotment Refusing Underwriter or Underwriters agreed but failed or refused to purchase at such time.

13.3	(a)

If any one or more of the Refusing Underwriters shall not purchase its applicable percentage of the Underwritten Securities at the Closing Time and the aggregate number of such Underwritten Securities which such Refusing Underwriter or Underwriters agreed but failed or refused to purchase is more than 11% of the aggregate number of Underwritten Securities to be purchased at such time, the Continuing Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Underwritten Securities which would otherwise have been purchased by such Refusing Underwriters; the Continuing Underwriters exercising such right shall purchase such Underwritten Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Continuing Underwriters shall be entitled by written notice to the Corporation to terminate this Agreement without liability. If none of the Continuing Underwriters exercises such right, the Corporation shall be entitled to terminate their obligations under this Agreement (except for their liabilities under Sections 11 and 12, in respect of the Continuing Underwriters) and such Continuing Underwriters shall be relieved of all of their obligations to the Corporation hereunder. A Continuing Underwriter which stands ready to purchase its percentage as stipulated above of the aggregate number of Underwritten Securities to be purchased by the Underwriters under this Agreement will have no liability to the Corporation if a Refusing Underwriter defaults in its obligation to purchase its percentage of such Underwritten Securities. Nothing in this Section shall oblige the Corporation to sell less than all of the Underwritten Securities or prejudice or limit any rights which the Corporation may have against a Refusing Underwriter or the rights any Underwriter may have against any other Underwriter.

(b)

If any one or more of the Over-Allotment Refusing Underwriters shall not purchase its applicable percentage of the Over-Allotment Securities at the applicable Over-Allotment Closing Time and the aggregate number of such Over-Allotment Securities which such Over-Allotment Refusing Underwriter or Underwriters agreed but failed or refused to purchase is more than 11% of the aggregate number of Over-Allotment Securities to be purchased at such time, the Over-Allotment Continuing Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Over-Allotment Securities which would otherwise have been purchased by such

Over-Allotment Refusing Underwriters; the Over-Allotment Continuing Underwriters exercising such right shall purchase such Underwritten Securities pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Over-Allotment Continuing Underwriters shall be entitled by written notice to the Corporation to terminate this Agreement without liability. If none of the Over-Allotment Continuing Underwriters exercises such right, the Corporation shall be entitled to terminate their obligations under this Agreement (except for their liabilities under Sections 11 and 12, in respect of the Over-Allotment Continuing Underwriters) and such Over-Allotment Continuing Underwriters shall be relieved of all of their obligations to the Corporation hereunder. An Over-Allotment Continuing Underwriter which stands ready to purchase its percentage as stipulated above of the aggregate number of Over-Allotment Securities to be purchased by the Underwriters under this Agreement will have no liability to the Corporation if an Over-Allotment Refusing Underwriter defaults in its obligation to purchase its percentage of such Over-Allotment Securities. Nothing in this Section shall oblige the Corporation to sell less than all of the Over-Allotment Securities to be sold on the relevant Over-Allotment Closing Date or prejudice or limit any rights which the Corporation may have against an Over-Allotment Refusing Underwriter or the rights any Underwriter may have against any other Underwriter.

14.	CONCURRENT OFFERINGS

14.1

The Corporation shall not from the date hereof until 90 days after the Closing Date, directly or indirectly, issue, sell, agree to issue or sell, grant any option for the sale of, or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares, including subscription receipts, or announce such intention, or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld or delayed, provided that the foregoing restriction shall not apply in any event to: (i) the issuance of options or Common Shares pursuant to the Corporation’s Option Plan, (ii) the issuance of Common Shares pursuant to the Corporation’s Shareholder Rights Plan, (iii) Common Shares issued as full or partial consideration for arm’s length acquisitions of assets or shares or other securities or in connection with an arm’s length arrangement, merger, consolidation, amalgamation or business combination, (iv) the issuance of the Over-Allotment Securities pursuant to the exercise of the Over-Allotment Option, or (v) the issue of the Underlying Common Shares pursuant to the terms of Offered Securities in accordance with the Subscription Receipt Agreement.

15.	AUTHORITY TO LEAD UNDERWRITERS

15.1

The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriters which shall represent the Underwriters and which shall have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Section 10 or Section 13, which notice may be given by any of the Underwriters, any waiver pursuant to Section 10.2, which waiver may be given by any of the Underwriters exercising such waiver, or an agreement of settlement under Section 11.3, which may be made only by the Underwriters affected thereby. The Lead Underwriters shall consult fully with all other Underwriters with respect to any such notice or other communication.

16.	NOTICES

16.1	Any notice or other communication to be given hereunder shall be addressed to:

(a)	in the case of notice to the Corporation:

PEMBINA PIPELINE CORPORATION
Suite 4000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Attention:	Cameron Goldade, Senior Vice President and Chief Financial Officer
Email:	treasury@pembina.com/legalnotices@pembina.com

with a copy to (which shall not constitute notice):

BLAKE, CASSELS & GRAYDON LLP
4500, 855 –2nd Street SW
Calgary, Alberta, T2P 4J8

Attention:	Jeff Bakker
Email:	jeff.bakker@blakes.com

(b)	and, in the case of notice to the Underwriters, to the attention of the Lead Underwriters:

TD SECURITIES INC.
Suite 3600, TD Canada Trust Tower 421 – 7th Avenue SW
Calgary, Alberta, T2P 4K9

Attention:	Scott Barron
Email:	scott.barron@tdsecurities.com

RBC DOMINION SECURITIES INC.
Suite 3900, Bankers Hall West 888 – 3rd Street SW
Calgary, Alberta, T2P 5C5

Attention:	Doug Pearce

Email:	douglas.pearce@rbccm.com

SCOTIA CAPITAL INC.
Suite 1700, 225 6th Avenue SW
Calgary, Alberta, T2P 1N2

Attention:	David Baboneau
Email:	david.baboneau@scotiabank.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP 4200, 888 – 3rd Street SW
Calgary, Alberta T2P 5C5

Attention:	Keith Chatwin
Email:	KChatwin@stikeman.com

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by email, and shall be deemed to be given at the time emailed or delivered, if emailed or delivered to the recipient on a Business Day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Either party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

17.	MISCELLANEOUS

17.1	Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.

17.2

The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Underwritten Securities and any Over-Allotment Securities and shall continue in full force and effect for a period equal to the statutory limitation period following completion of the distribution of the Offered Securities, unaffected by any subsequent disposition by the Underwriters of the Underwritten Securities and any Over-Allotment Securities and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus Supplement, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus or the distribution of the Offered Securities.

17.3	Time shall be of the essence of this Agreement.

17.4

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Alberta.

17.5

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart by way of portable document format (pdf) shall be as binding upon the parties as an originally signed counterpart.

17.6

National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, National Bank Financial Inc. may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange (each, an “Exchange”). No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of National Bank Financial Inc. supplying or continuing to supply a product or service. National Bank Financial Inc. does not require the Corporation to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services, including any services provided pursuant to the terms hereof.

17.7

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 17.7:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder, and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(remainder of page intentionally left blank)

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this Agreement to TD Securities Inc., on behalf of the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Offered Securities on the terms set out herein.

Yours very truly,

TD SECURITIES INC.		RBC DOMINION SECURITIES INC.

By:	/s/ Scott Barron	By:	/s/ Douglas Pearce
Name: Title:	Scott Barron Managing Director	Name: Title:	Douglas Pearce Managing Director

SCOTIA CAPITAL INC.		BMO NESBITT BURNS INC.

By:	/s/ David Baboneau	By:	/s/ Tim Lisevich
Name: Title:	David Baboneau Managing Director	Name: Title:	Tim Lisevich Managing Director

CIBC WORLD MARKETS INC.		NATIONAL BANK FINANCIAL INC.

By:	/s/ Kelsen Vallee	By:	/s/ Tuc Tuncay
Name: Title:	Kelsen Vallee Co-Head Energy Infrastructure & Transition Group	Name: Title:	Tuc Tuncay Managing Director

ATB CAPITAL MARKETS INC.		MIZUHO SECURITIES CANADA INC.

By:	/s/ Robyn Hemminger	By:	/s/ Josh Weismer
Name: Title:	Robyn Hemminger Managing Director, Investment Banking	Name: Title:	Josh Weismer Managing Director

[Signature page to Underwriting Agreement]

MERRILL LYNCH CANADA INC.		J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ Kelsey Scott	By:	/s/ Sam Johnson
Name: Title:	Kelsey Scott Managing Director	Name: Title:	Sam Johnson Executive Director

PETERS & CO. LIMITED		STIFEL NICOLAUS CANADA INC.

By:	/s/ Cameron Plewes	By:	/s/ Gregory Saksida
Name: Title:	Cameron Plewes President	Name: Title:	Gregory Saksida Managing Director

TUDOR, PICKERING, HOLT & CO. SECURITIES – CANADA, ULC

By:	/s/ Derek Wheatley
Name: Title:	Derek Wheatley Partner

[Signature page to Underwriting Agreement]

ACCEPTED as of December 14, 2023.

PEMBINA PIPELINE CORPORATION

By:	/s/ J. Scott Burrows
J. Scott Burrows President & Chief Executive Officer

By:	/s/ Cameron Goldade
Cameron Goldade Senior Vice President & Chief Financial Officer

[Signature page to Underwriting Agreement]

SCHEDULE A – ISSUER FREE WRITING PROSPECTUS

This is Schedule A to the Underwriting Agreement dated as of December 14, 2023 among Pembina Pipeline Corporation and TD Securities Inc., RBC Dominion Securities Inc, Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., ATB Capital Markets Inc., Mizuho Securities Canada Inc., Merrill Lynch Canada Inc., J.P. Morgan Securities Canada Inc., Peters & Co. Limited, Stifel Nicolaus Canada Inc. and Tudor, Pickering, Holt & Co. Securities – Canada, ULC (the “Underwriting Agreement”). This Schedule A forms a part of the Underwriting Agreement.

(See attached.)

A - 1

Term Sheet

See attached

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

A final base shelf prospectus of Pembina Pipeline Corporation dated December 13, 2023 (the “final base shelf prospectus”) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada and included in the registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Investing in the securities offered involves risk. See “Risk Factors” in the final base shelf prospectus and in any applicable prospectus supplement

ISSUER:	Pembina Pipeline Corporation (the “Corporation”)

ISSUE:	Treasury offering of 26,000,000 subscription receipts of the Corporation (“Subscription Receipts”) (29,900,000 if the Over-Allotment Option (as defined below) is exercised in full), with each Subscription Receipt entitling the holder thereof, without payment of any additional consideration or further action on the part of the holder, to receive one common share of the Corporation (a “Common Share”) upon closing of the Acquisition (the “Offering”).

AMOUNT:	$1,114,100,000 ($1,281,215,000 if the Over-Allotment Option is exercised in full)

ISSUE PRICE:	$42.85 per Subscription Receipt

OVER-ALLOTMENT OPTION:	The Corporation has granted to the underwriters an over-allotment option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time and from time to time until the earlier of: (i) 5:00 p.m. (Calgary time) on the day that is thirty (30) days following the Offering Closing Date (as defined below); and (ii) the Termination Time (as defined below), to purchase up to an additional 3,900,000 Subscription Receipts on the same terms and conditions as the Offering, to cover over-allotments, if any, and for market stabilization purposes.

ACQUISITION:	The Corporation has entered into a purchase and sale agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Purchase and Sale Agreement”) with Enbridge Inc. (“Enbridge”) to acquire all of Enbridge’s interests in the Alliance, Aux Sable and NRGreen joint ventures and the related operatorship contracts for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments) (the “Purchase Price”), including approximately $327 million of assumed debt, representing Enbridge’s proportionate share of the indebtedness of the Alliance joint venture (the “Acquisition”). The Acquisition is expected to close in the first half of 2024 (the “Acquisition Closing Date”).

USE OF PROCEEDS:	The net proceeds of the Offering (excluding any Dividend Equivalent Payments (as defined below) and interest and other income that may be earned on the Escrowed Funds (as defined below)) will be used to fund a portion of the Purchase Price.

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

SUBSCRIPTION RECEIPTS:

Each Subscription Receipt will entitle the holder thereof to receive automatically, without additional consideration or further action on the part of the holder thereof, one (1) Common Share of the Corporation upon closing of the Acquisition.

If (i) by 5:00 p.m. (Calgary time) on October 1, 2024, (a) the Escrow Release Notice and Direction (as defined below) is not delivered to Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), prior to such time, or (b) an Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds are subsequently returned to the Subscription Receipt Agent and no further Escrow Release Notice and Direction is delivered to the Subscription Receipt Agent prior to such time; (ii) the Purchase and Sale Agreement is terminated; (iii) the Corporation gives notice to the Joint Bookrunners, on behalf of the underwriters, that it does not intend to proceed with the Acquisition; or (iv) the Corporation announces to the public that it does not intend to proceed with the Acquisition (each, a “Termination Event” and the time of the earliest of such Termination Event to occur, the “Termination Time” and the date on which such Termination Time occurs, the “Termination Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, an amount per Subscription Receipt (the “Termination Payment”) equal to the offering price in respect of such Subscription Receipt, plus (x) if a Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, any unpaid Dividend Equivalent Payment owing to such holder, or (y) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following the issuance of the Subscription Receipts, such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between the Offering Closing Date and the Termination Date.

DIVIDEND EQUIVALENT PAYMENTS ON SUBSCRIPTION RECEIPTS:

Holders of Subscription Receipts (including Subscription Receipts that may be issued upon the exercise of the Over-Allotment Option) will be entitled to receive payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the Offering Closing Date to, but excluding, the Acquisition Closing Date or to, and including, the Termination Date, as applicable, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares (each, a “Dividend Equivalent Payment”).

In the event that the Termination Date occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment, a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares equal to the amount of such dividend multiplied by a fraction equal to: (i) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

none, the date of the Offering Closing Date) to, but excluding, the date of the Termination Event; divided by (ii) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) to, but excluding, the date on which such dividend is paid to holders of Common Shares. If the Termination Date occurs on a record date or following a record date for a dividend on the Common Shares but on or prior to the payment date for such dividend, Subscription Receipt holders of record on the record date will be entitled to receive the full Dividend Equivalent Payment.

The declaration and payment of dividends on the Common Shares by the Corporation are at the discretion of the Board of Directors of the Corporation. The first Dividend Equivalent Payment that holders of Subscription Receipts are expected to be eligible to receive will be, if so declared by the Board of Directors of the Corporation, in respect of the dividend payable to holders of Common Shares on or about March 29, 2024, to shareholders of record as of March 15, 2024.

ESCROW CONDITIONS:

The gross proceeds from the sale of the Subscription Receipts, less the Non-Escrowed Underwriters’ Fee (as defined below) (the “Proceeds”) will, from the Offering Closing Date until the earlier of the delivery of the Escrow Release Notice and Direction and the Termination Time, be held in escrow by the Subscription Receipt Agent, and deposited or invested, as applicable, pursuant to the terms of a subscription receipt agreement to be dated as of the Offering Closing Date among the Corporation, the Joint Bookrunners, on behalf of the underwriters, and the Subscription Receipt Agent, provided that Dividend Equivalent Payments may be made from the Proceeds and the interest and other income received or credited thereon from time to time (the “Earned Interest” and, together with the Proceeds and any interest and other income received or credited on the Earned Interest, the “Escrowed Funds”).

Once the parties to the Purchase and Sale Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Purchase and Sale Agreement, without amendment or waiver materially adverse to the Corporation, unless the consent of the Joint Bookrunners is given to such amendment or waiver (such consent not to be unreasonably withheld, conditioned or delayed) but for the payment of the Purchase Price, and the Corporation has available to it all other funds required to complete the Acquisition (the “Escrow Release Condition”), the Corporation will provide notice (the “Escrow Release Notice and Direction”) to the Subscription Receipt Agent and the Subscription Receipt Agent will release the Escrowed Funds, less the Escrowed Underwriters’ Fee (as defined below) and any amounts required to satisfy any unpaid Dividend Equivalent Payments, to or at the direction of the Corporation. The Escrow Release Condition may, if the foregoing conditions are met, at the election of the Corporation, occur up to seven (7) business days prior to the scheduled Acquisition Closing Date.

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

In the event that Escrowed Funds are released pursuant to an Escrow Release Notice and Direction and the closing of the Acquisition does not occur within seven (7) business days of such release, the Corporation will cause such Escrowed Funds to be returned to the Subscription Receipt Agent and the Escrowed Funds will either continue to be held by the Subscription Receipt Agent or returned to the holders of Subscription Receipts, as applicable.

LISTING:

The Corporation has applied to list the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option) on the Toronto Stock Exchange (the “TSX”), and to list the Common Shares issuable pursuant to the Subscription Receipts (including the Subscription Receipts issuable pursuant to the Over-Allotment Option) on both the TSX and the New York Stock Exchange (the “NYSE”). The Subscription Receipts will not be listed on the NYSE.

The Common Shares are currently listed on the TSX under the symbol “PPL” and the NYSE under the symbol “PBA”.

FORM OF OFFERING:	Public offering in (a) all provinces of Canada pursuant to a prospectus supplement to the Corporation’s base shelf prospectus dated December 13, 2023, and (b) the United States pursuant to prospectus supplements to the Corporation’s registration statement on Form F-10, including the Corporation’s U.S. base shelf prospectus, filed with the U.S. Securities and Exchange Commission dated December 13, 2023.

FORM OF UNDERWRITING:	Bought deal, subject to a mutually acceptable underwriting agreement between the Corporation and the underwriters containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	The Subscription Receipts and the Common Shares issuable pursuant to the terms thereof will be eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs DPSPs and FHSAs.

JOINT BOOKRUNNERS:	TD Securities Inc., RBC Capital Markets and Scotiabank

UNDERWRITING FEE:	4.0% of the gross proceeds of the Offering. Of the total Underwriting Fee, 50% will be payable upon the closing of the Offering (the “Non-Escrowed Underwriters’ Fee”) and the remaining 50% of the Underwriting Fee will be paid upon the release of the Escrowed Funds as set forth above (the “Escrowed Underwriters’ Fee”).

CLOSING:	December 19, 2023 (the “Offering Closing Date”).

Pembina has filed a registration statement (including the final base shelf prospectus) on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Corporation has filed with the SEC for more complete information about the issuer and this offering, especially risk factors relating to the securities offered. You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov. Alternatively, the Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it. Copies of the final base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada from TD Securities Inc. at 1625 Tech Avenue, Mississauga, Ontario L4W 5P5

PEMBINA PIPELINE CORPORATION
TREASURY OFFERING OF SUBSCRIPTION RECEIPTS	December 13, 2023

Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or in the United States from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, New York 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, New York 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com.

Investor Presentation

See attached

Accretive Consolidation of Alliance and Aux Sable Expanding Pembina’s Premier Natural Gas and NGL Value Chain December 13, 2023 TSX: PPL; NYSE: PBA

Advisories A final base shelf prospectus of Pembina Pipeline Corporation (“Pembina” or the “Company”) dated December 13, 2023 (the “final base shelf prospectus”) containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this presentation. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement on Form F-10 (including the base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. This document does not provide full disclosure of all material facts relating to the securities offered. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the issuer and the offering, especially risk factors relating to the securities offered. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it. Copies of the base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or in the United States by contacting TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com. Forward-looking Statements and Information This presentation contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”), including forward-looking statements within the meaning of the “safe harbor” provisions of applicable securities legislation, that are based on Pembina’s current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as “continue”, “anticipate”, “schedule”, “will”, “expects”, “estimate”, “potential”, “future”, “outlook”, “strategy”, “commit”, “believe” and similar expressions suggesting future events or future performance. In particular, this presentation contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation: Pembina’s acquisition (the “Acquisition”) of Enbridge Inc.’s (“Enbridge”) interests in Alliance, Aux Sable and NRGreen Power (each as defined herein), including the terms thereof, the expected closing date and the anticipated benefits thereof, including the anticipated synergies and accretive value to Pembina; the Company’s expectations with respect to financing the Acquisition; statements regarding the effects of the Acquisition on Pembina’s financial and operational outlook and performance following completion thereof, including the performance of the Company’s assets, expectations regarding Pembina’s operational activities and service offerings, future credit ratings and financial decisions; expectations about current and future industry activities, development opportunities and market conditions, including their expected impact on Pembina following completion of the Acquisition; expectations about future demand for Pembina’s infrastructure and services; financial guidance and short-, medium- and long-term outlooks following completion of the Acquisition, including the Company’s expectations regarding adjusted earnings before interest, taxes, deprecation and amortization (“EBITDA”), rating agency funds from operations-to-debt, fee-based contribution to adjusted EBITDA, proportionately consolidated debt-to-adjusted EBITDA and cash flow from operating activities; Pembina’s future common share dividends; and expectations regarding Pembina’s commercial agreements and development opportunities, including the expected timing and benefit thereof. These forward-looking statements are not guarantees of future performance and are based upon expectations, factors and assumptions that Pembina believes are reasonable as of the date hereof, although there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are also subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of Pembina and Enbridge to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof due to integration or other issues; an inability to complete the necessary financings in respect of the Acquisition in accordance with management’s current expectations or at all; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements and the outcome of stakeholder engagement; the strength and operations of the oil and natural gas production industry and related commodity prices; expectations and assumptions concerning, among other things, customer demand for Pembina’s assets and services; non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business; actions by joint venture partners or other partners which hold interests in certain of Pembina’s assets; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate infrastructure; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks including cyber-security risks; natural catastrophes; the conflict between Ukraine and Russia and the potential impacts thereof. This list of risk factors should not be construed as exhaustive. 1

Advisories Forward-looking Statements and Information (Continued) For additional information relating to the assumptions made, and the risks and uncertainties, which could impact the forward-looking statements herein and cause results to differ materially from those predicted, forecasted or projected by such forward-looking statements, see Pembina’s annual information form and management’s discussion and analysis, each dated February 23, 2023, for the year ended December 31, 2022, and Pembina’s other public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina’s website at www.pembina.com. The estimates of adjusted EBITDA, fee-based contribution to adjusted EBITDA, payout of fee-based distributable cash flow, cash flow from operating activities, rating agency funds from operations-to-debt and proportionately consolidated debt-to-adjusted EBITDA contained in this presentation may be considered to be financial outlooks for the purposes of applicable Canadian securities laws. The financial outlooks contained in this presentation are based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward-looking statements and are based on a number of the material factors and assumptions, including those set out above. Actual results may differ significantly from the projections presented herein. See above for a discussion of the risks that could cause actual results to vary. The financial outlooks contained in this presentation have been approved by management as of the date hereof. The purpose of the financial outlooks contained in this presentation is to assist readers in understanding the Company’s expected outlook and results following completion of the Acquisition and prospective investors are cautioned that any financial outlooks contained herein should not be used for other purposes. Pembina and its management believe that the financial outlooks contained in this presentation have been prepared based on assumptions that are reasonable in the circumstances, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results. The forward-looking statements contained in this presentation speak only as of the date of this presentation. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. Abbreviations In this presentation, the following abbreviated terms have the indicated meanings: AECO Alberta Energy Company benchmark price for natural gas bcf/d billions of cubic feet per day bpd barrels per day km kilometer mbpd thousands of barrels per day MMcf/d millions of cubic feet per day LNG Liquefied natural gas NGL Natural gas liquids U.S. United States WCSB Western Canadian Sedimentary Basin 2

Acquisition Summary • Pembina to purchase Enbridge’s 50% interest in the Alliance Pipeline and 42.7% interest in Aux Sable(1) • Acquisition value of ~$3.1 billion(2), which includes the assumption of ~$327 million of debt(3) › Funded through a combination of (i) the net proceeds of a ~$1.114 billion bought deal offering of subscription receipts; and (ii) amounts drawn under Pembina’s existing credit facilities and cash on hand • Acquisition expected to close in the first half of 2024, subject to the satisfaction or waiver of customary conditions, including the receipt of required regulatory approvals Current Ownership Pro Forma Ownership(1) 50% 100% 42.7% 85.4% 14.6% 14.6% (1) As part of the Acquisition Pembina is also acquiring Enbridge’s interest in NRGreen Power Limited Partnership. For a full description of the assets being acquired see the Appendix. (2) Subject to certain adjustments. (3) Represents Enbridge’s proportionate share of the indebtedness of Alliance. An opportunistic consolidation of a high-quality asset at an attractive price 3

Acquisition Highlights ~$225 – $250 Leverage million Neutral expected and consistent with incremental cash Business profile Pembina’s Financial flow from operating On Strategy Guardrails activities†(1) unchanged Increases ~85 – 90% Further exposure to high- Bolsters the fee-based quality, highly Immediately strategic with high-degree of ~$40 – $65 Pembina Store Accretive take-or-pay infrastructure million to adjusted cash commitments flow from operating annual synergies activities per share, expected by 2025; with mid-single digit ~9x 2023 and long-term accretion expected opportunities to 2024 Adjusted to be achieved in the reduce Acquisition EBITDA forecast*†(2) first full year of multiple ownership ~8x 2023 and 2024 Adjusted EBITDA forecast*†(2) inclusive of synergies expected by 2025 (1) Expected 2025 including synergies. (2) Implied Acquisition multiple. 4 * Adjusted EBITDA is a non-GAAP measure. The Acquisition multiples shown here are non-GAAP ratios. See “Non-GAAP and Other Financial Measures” herein. † See “Forward-Looking Statements and Information” under “Advisories”.

Compelling Strategic Rationale Critical and highly differentiated North American energy infrastructure • Highly reliable and highly utilized cross-border pipeline, unique ability to transport liquids-rich gas (“2 pipes in 1”) Opportunistic Consolidation of Pembina uniquely positioned, with existing operational know-how and minimal integration risk Highly Strategic • Alliance commercially managed by Pembina, and Aux Sable already operated by Pembina today Infrastructure • Near-term, low risk integration and synergy benefits expected to unlock incremental value • Simplifies corporate reporting structure Backed by Strong Macro support for WCSB liquids-rich gas export to Chicago Fundamentals • WSCB/Canadian LNG + Bakken volume growth and U.S. Gulf Coast LNG growth Low risk cash flow underpinned by long-term contracts with high-quality counterparties Upside provided by widening AECO-Chicago gas price differentials and frac spreads Drives Resilient Increases exposure to lighter hydrocarbons (natural gas & NGL) Growth Enhances service offering of the Pembina Store; existing strong customer relationships; unlocks new growth opportunities Expands U.S. presence and leverages Pembina’s brand name in the U.S. NGL market Platform for the Opportunity to grow marketing portfolio by ~100,000 bpd over the long-term (2030+) Future Incremental commercial integration opportunities, further bolstering the Pembina Store Complements Pembina’s strategy of providing world-class WCSB resources with access to premium end markets 5

Acquisition Highlights ~$225 – $250 Leverage million Neutral expected and consistent with incremental cash Pembina’ s Financial flow from operating Guardrails activities†(1) (1) Expected 2025 including synergies. (2) Implied Acquisition multiple. 4 * Adjusted EBITDA is a non-GAAP measure. The Acquisition multiples shown here are non-GAAP ratios. See “Non-GAAP and Other Financial Measures” herein. † See “Forward-Looking Statements and Information” under “Advisories”. Compelling Strategic Rationale ? Critical and highly differentiated North American energy infrastructure • Highly reliable and highly utilized cross-border pipeline, unique ability to transport liquids-rich gas (“2 pipes in 1”) ? Pembina uniquely positioned, with existing operational know-how and minimal integration risk • Alliance commercially managed by Pembina, and Aux Sable already operated by Pembina today • Near-term, low risk integration and synergy benefits expected to unlock incremental value • Simplifies corporate reporting structure ? Macro support for WCSB liquids-rich gas export to Chicago • WSCB/Canadian LNG + Bakken volume growth and U.S. Gulf Coast LNG growth ? Low risk cash flow underpinned by long-term contracts with high-quality counterparties ? Upside provided by widening AECO-Chicago gas price differentials and frac spreads ? Increases exposure to lighter hydrocarbons (natural gas & NGL) ? Enhances service offering of the Pembina Store; existing strong customer relationships; unlocks new growth opportunities ? Expands U.S. presence and leverages Pembina’s brand name in the U.S. NGL market ? Opportunity to grow marketing portfolio by ~100,000 bpd over the long-term (2030+) ? Incremental commercial integration opportunities, further bolstering the Pembina Store 5 Favorable Macro North American Natural Gas Dynamics Western Canadian Natural Gas Flows(1) Projected Production / Capacity Expansions Over Next 5 Years Alliance has strategic value within the North American natural gas and liquids mark et West Coast Station 2 LNG Export • Supplies premium U.S. Midwest market and U.S. +2.8 Gulf Coast export Bcf/d • Unique ability to carry liquids-rich n atural gas AECO Empress WCSB production growth expected to continue Sumas Kingsgate • New volume growth expected to largely supply Emerson Bakken West Coast LNG export • Tepid WCSB intra-basin de mand drives increased Dawn Marcellus need for egress Chicago • World-class Montney has lowest supply costs a nd DJ longest Tier 1 inventory in North America Significant U.S. Gulf Coast LNG export growth Tier 1 Inventory Years Remaining(3) SCOOP / expected over the next five years Montney STACK 18 • Demand pull supports AECO-Chicago Delaware 15 differentials, drawing WCSB volumes sou th Midland 10 Midland Eagle Ford 9 • U.S. domestic gas plays lack long-term scale and Delaware DJ 7 USGC LNG economics of the Montney SCOOP|S… 4 Eagle Export Bakken Ford 3 +13.0 (1) Source: S&P Global Commodity Insights Marcellus 1 Bcf/d (2) Source: North Dakota Industrial Commission and North Dakota Pipeline Authority 6 (3) Source: Enverus

The Pembina Store Natural Gas Value Chain + + Gas Consumers NGL (pre-FID LNG Export Terminal) Alliance Mainline Extraction Pembina Gas Infrastructure Pipeline & Palermo 3rd Party NGL and Fractionation Gathering, Processing, Pipelines (Younger, Empress, Conditioning Plant Field Extraction Aux Sable) Industrial Users NGL Value Chain C2 + C2 + C3 C2+ mix C3 C4 3rd Party Pipelines & C5 Facilities C5+ dwater NGL Prince Rupert Terminal Redwater & Producers orage Marketing & (LPG Export) Aux Sable Distribution Fractionation Oil Heavy Oil Producers Terminals C5 Pipelines Oil Edmonton Terminals and Vancouver Pipelines Canadian Diluent Hub Wharves Refining (& Upgrading) Strengthening the integrated service offering 7

Premier Cross-Border Natural Gas and NGL Value Chain Alliance Pipeline 3,849 km integrated Canadian & U.S. natural gas transmission Highly strategic pipeline, with 60 receipt points, delivering ~1.7 bcf/d of liquids-rich Overview cross border natural gas from the WCSB & North Dakota to markets in the Chicago, Illinois area pipeline and fractionation facility Fee-based, underpinned by predominantly long-term, take-or-pay Revenue Type with expected contracts immediate Volume weighted average remaining take-or-pay contract life integration benefits Contracts greater than seven years and long-term Chicago natural gas demand remains sufficiently elevated and marketing and Drivers WCSB supply remains cost competitive vs. alternatives growth Adjusted opportunities 2023 Forecast: ~C$550 million (100% W.I.) EBITDA*† Aux Sable Fractionation complex is capable of extracting and fractionating up to 131,000 bbls/day of spec NGL products (C2, C3, NC4, IC4 and Overview C5+) by processing up to 2.1 bcf/d; Aux Sable has the exclusive right to extract NGL from the rich natural gas shipped on Alliance pipeline Aux Sable’s primary asset, the Channahon Facility, is predominantly Revenue Type commodity exposed Natural gas/NGL supply derived from a cost advantaged basin, with Drivers egress constraints Adjusted 2023 Forecast: ~C$150 million (100% W.I.) * Adjusted EBITDA is a non-GAAP measure. See “Non-GAAP and Other Financial Measures” herein. EBITDA*† † See “Forward-Looking Statements and Information” under “Advisories”. Acquisition expands Pembina’s capability to deliver WCSB natural gas and NGL into premium markets 8

Acquisition Consistent With Financial Guardrails Pro Forma Acquisition 2024 Forecast† Maintain target of 80% fee-based contribution to 1 ~85%—90%* adjusted EBITDA Predominantly fee-based contracts Target <100% payout of fee-based distributable 2 ~70%—75% cash flow Target 75% credit exposure from investment Primarily 3 ~80%—85% investment grade grade and secured counterparties counterparties Leverage neutral, ~19—22% consistent with 4 Maintain strong BBB credit rating Rating Agency FFO- Pembina’s strong to- Debt* BBB credit rating * Adjusted EBITDA and Rating Agency FFO-to-Debt are non-GAAP measures or non-GAAP ratios. See “Non-GAAP and Other Financial Measures” herein. † See “Forward-Looking Statements and Information” under “Advisories”. Acquisition demonstrates Pembina’s commitment to execute strategy within its financial guardrails 9

De-Risked Acquisition Synergies to Unlock Value Creation ~9x Adjusted EBITDA* ~8x multiple Adjusted EBITDA* <8x multiple Adjusted EBITDA* multiple Expected Annual Expected Annual Synergies Synergies of of >$100 million $40-$65 million 2023 and 2024 Forecast Illustrative 2023 and 2024 Longer-Term Forecast†(1) Forecast† Including near-term Synergies • Increased Marketing activities • Opportunity to grow Marketing • Bakken growth portfolio (1) Latter part of the decade. • Efficiencies through single entity • Various capital project developments * Adjusted EBITDA is a non-GAAP measure. See “Non-GAAP and Other Financial Measures” herein. ownership † See “Forward-Looking Statements and Information” under “Advisories”. Immediate synergy value and longer-term targets to reduce Acquisition multiple 10

Pembina’s Investment Highlights ✓ Alliance / Aux Sable acquisition is a rare opportunity to consolidate critical energy infrastructure at an attractive valuation with immediate cash flow accretion and significant synergy potential ✓ WCSB momentum enhancing utilization of Pembina’s assets and providing significant growth opportunities ✓ Unequalled connectivity to Montney and Duvernay growth ✓ Integrated, difficult-to-replicate assets provide an enduring competitive advantage and unequaled market access for customers ✓ Low risk business model delivers resilient and growing cash flow ✓ Strong BBB credit rating and commitment to financial guardrails ✓ Developing ‘in-strategy’ energy transition growth opportunities Pembina is a leading North American energy infrastructure company with a track record of per share growth 11

Appendix TSX: PPL; NYSE: PBA

Asset Description Aux Sable Alliance Aux Sable Canada Alliance Canada • Includes Aux Sable Canada LP and Aux Sable Canada Ltd. • Includes Alliance Pipeline Limited Partnership, Alliance Canada Marketing Ltd. Description • Heartland Offgas Plant—20 MMcf/d extraction plant located in Fort Saskatchewan, and Alliance Canada Marketing L.P. Alberta. Description and Primary • Canadian portion of the Alliance Pipeline which consists of a 1,561 km natural gas • The Septimus Pipeline—located in northeastern British Columbia and transports and Primary Assets mainline pipeline and 732 km of related lateral pipelines connected to natural gas sweet, liquids rich gas from the Septimus and Wilder gas plants to the Alliance Assets receipt locations, primarily at gas processing facilities in northwestern Alberta and Pipeline, for downstream processing at Aux Sable U.S.’s Channahon Facility. northeastern British Columbia, and related infrastructure. • Current: Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 • Current: Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 Ownership percent) Ownership percent) • Pro Forma: Pembina (100 percent) • Pro Forma: Pembina (100 percent) Aux Sable U.S. Alliance U.S. Description • Includes Alliance Pipeline Ltd., Alliance Pipeline Inc. and Alliance Pipeline L.P. • U.S. portion of the Alliance Pipeline consists of 1,556 km of infrastructure • Includes Aux Sable Liquids Products Inc., Aux Sable Liquid Products L.P., and Aux and Primary including the 129 km Tioga lateral in North Dakota. Alliance U.S., an affiliate of Sable Midstream LLC Assets Alliance Canada, owns the U.S. portion of the Alliance Pipeline system. • The Channahon Facility—capable of processing 2.1 bcf/d of natural gas and can produce approximately 131 mbpd of specification NGL products. All of the natural • Current: Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 Description gas delivered via the Alliance Pipeline is processed at the Channahon Facility. Ownership percent) • The Palermo Conditioning Plant—80 MMcf/d plant, which receives gas from • Pro Forma: Pembina (100 percent) and Primary gathering systems servicing nearby Bakken shale oil and gas production areas and Assets removes the heavier hydrocarbon compounds while leaving the majority of the natural gas liquids in the rich gas prior to shipping on the Alliance Pipeline via NRGreen delivery on the Prairie Rose Pipeline. • The Prairie Rose Pipeline—120 MMcf/d pipeline connecting the Palermo Conditioning Plant to the Alliance Pipeline. NRGreen Power Description • Includes NRGreen Power Ltd. and NRGreen Power Limited Partnership • Four waste heat recovery units with the capacity to generate 20 MW of electricity, and Primary • Current: Pembina (42.7 percent), indirectly by Enbridge (42.7 percent) and along the Alliance Pipeline in Saskatchewan, and a 14 MW waste heat recovery Assets unit at Alliance Pipeline’s Windfall compressor station near Whitecourt, Alberta. indirectly by Williams Partners (14.6 percent). Ownership • Pro Forma: Pembina (85.4 percent) and indirectly by Williams Partners (14.6 • Current: Jointly owned by Pembina (50 percent) and indirectly by Enbridge (50 percent). Ownership percent) • Pro Forma: Pembina (100 percent)

Non-GAAP and Other Financial Measures Throughout this presentation, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina’s financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina’s financial performance and cash flows to investors and analysts. The non-GAAP financial measures and ratios disclosed in this presentation do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar financial measures or ratios disclosed by other issuers. The measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina’s financial performance, or cash flows specified, defined or determined in accordance with IFRS, including earnings, earnings before income tax, earnings per share, cash flow from operating activities and cash flow from operating activities per share. Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods. Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this presentation, together with, as applicable, disclosure of the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. 14

Non-GAAP and Other Financial Measures Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”) and adjusted EBITDA per Common Share Year Ended ($ millions, except as noted) Notes Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income December 31, 2022 taxes, depreciation and amortization (included in operations and general and administrative expense) and Earnings (loss) before income tax 3,219 unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such Adjustments to share of profit from equity gains or losses. (1) 468 accounted investees and other Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs Net finance costs 486 incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina’s proportionate Depreciation and amortization 683 share of results from investments in equity accounted investees with a preferred interest is presented in adjusted Unrealized (gain) loss on commodity-related (133) EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash derivative financial instruments and other items that are not reflective of ongoing operations. Canadian Emergency Wage Subsidy --The most directly comparable GAAP measure is earnings (loss) before income tax. Transformation and restructuring costs 5 Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer’s ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated Transaction costs incurred in respect of acquisitions (1) from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Arrangement Termination Payment --an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set Gain on Pembina Gas Infrastructure transaction (1,110) objectives and as a key performance indicator of the Company’s success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance. Impairment charges and non-cash provisions 129 Adjusted EBITDA 3,746 (1) See reconciliation table on slide 16. 15

Non-GAAP and Other Financial Measures Adjusted EBITDA From Equity Accounted Investees In accordance with IFRS, Pembina’s jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, “Investments in Equity Accounted Investees”. Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income “Share of Profit from Equity Accounted Investees”. The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina’s share paid and received in the period to and from the investments in equity accounted investees. To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the investments in equity accounted investees. The most directly comparable GAAP measure is share of profit (loss) from equity accounted investees – operations. Pembina’s proportionate interest in equity accounted investees has been included in adjusted EBITDA, described above. Pembina’s current ownership interests in Alliance Pipeline and Aux Sable are treated as equity accounted investees and reported in the Pipelines Division and Marketing & New Ventures Division, respectively. Year Ended December 31, 2022 ($ millions, except as noted) Notes Pipelines Facilities Marketing and Total New Ventures Share of profit (loss) from equity accounted 171 108 82 361 investees—operations Adjustments to share of profit (loss) from equity accounted investees: Net finance costs 21 79 — 100 Income tax expense — 14 — 14 Depreciation and amortization 149 138 25 312 Unrealized loss on commodity-related — 27 — 27 derivative financial instruments Transaction costs incurred in respect of — 13 — 13 acquisitions Share of earnings (loss) in excess of equity (1) 2 -—- 2 interest Total adjustments to share of profit from 172 271 25 468 equity accounted investees Impairment charges and non-cash provisions -———- Adjusted EBITDA from equity accounted 343 379 107 829 investees (1) Pembina’s proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. 16

Non-GAAP and Other Financial Measures Acquisition Multiple This presentation refers to Acquisition multiples, which are non-GAAP ratios calculated by dividing the Acquisition purchase price by the adjusted EBITDA for the acquired assets. The presentation refers to these multiples inclusive and exclusive of synergies expected in relation to the Acquisition. Management believes that these multiples are commonly used by investors and analysts as useful indicators of value. Year Ended December 31, 2023 Forecast Year Ended December 31, 2024 Forecast ($ millions, except as noted) Notes Alliance Pipeline Aux Sable Total Alliance Pipeline Aux Sable Total Adjusted EBITDA (100%) 550 150 700 552 148 700 Adjusted EBITDA (from interests being acquired—50% Alliance, 42.7% Aux Sable) A 275 64 339 276 63 339 Acquisition Purchase Price B 3,100 3,100 Near-term expected synergies (mid-point of $40 million to $65 million) C 53 53 Acquisition Multiple, excluding synergies =B/A 9x 9x Acquisition Multiple, including synergies =B/(A+C) 8x 8x 17

Non-GAAP and Other Financial Measures Adjusted Cash Flow From Operating Activities and Adjusted Cash Flow From Operating Activities per Year Ended ($ millions, except as noted) Notes Common Share December 31, 2022 Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from Cash flow from operating activities 2,929 operating activities adjusting for the change in non-cash operating working capital, adjusting for current Change in non-cash operating working capital (177) tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and Current tax expense (227) share-based compensation payment as it allows management to better assess the obligations discussed Taxes paid, net of foreign exchange 334 below. Accrued share-based payment expense (117) The most directly comparable GAAP measure is cash flow from operating activities. Share-based compensation payment 45 Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management Preferred share dividends paid (126) utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company’s ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities A 2,661 Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated Weighted Average Shares (Basic) (million) B 553 by dividing adjusted cash flow from operating activities by the weighted average number of common Adjusted cash flow from operating activities per =A/B 4.82 shares outstanding. common share – basic (dollars) ($) Payout of Fee-Based Distributable Cash Flow Year Ended Payout of Fee-Based Distributable Cash Flow is a non-GAAP ratio calculated as the ratio of ($ millions, except as noted) Notes December 31, 2022 common dividends paid to fee-based distributable cash flow, as described above. Dividends paid – common A 1,525 Management believes Payout of Fee-Based Distributable Cash Flow is useful to investors and Fee-based distributable cash flow B 1,900 other users of Pembina’s financial information in the evaluation of the Company’s ability to pay dividends on its common shares using cash generated from its non-commodity exposed businesses. Payout of fee-based distributable cash flow (%) =A/B 80% 18

Non-GAAP and Other Financial Measures Fee-Based Contribution to Adjusted EBITDA ($ millions, except as noted) Notes Year Ended Fee-based contribution to adjusted EBITDA is a non-GAAP measure defined as the portion of December 31, 2022 Adjusted EBITDA (1) 3,746 adjusted EBITDA derived from the fee-based, non commodity exposed, parts of Pembina’s business and excludes adjusted EBITDA attributable to the Corporate segment and the Adjusted EBITDA – Corporate segment 239 Marketing & New Ventures Division. The most directly comparable GAAP measure is earnings Adjusted EBITDA excluding Corporate segment A 3,985 (loss) before income tax. Adjusted EBITDA – Marketing & New Ventures (721) When expressed as a percentage, fee-based contribution to adjusted EBITDA is a non-GAAP ratio. Fee-Based Contribution to Adjusted EBITDA B 3,264 Management believe this metric is useful to investors and other users of Pembina’s financial Fee-Based Contribution to Adjusted EBITDA (%) =B/A 82% information is assessing the earnings generated from Pembina’s non-commodity exposed Adjusted EBITDA from Equity Accounted Investees—Pipelines (2) (343) businesses. Adjusted EBITDA from Equity Accounted Investees—Facilities (2) (379) Fee-Based Distributable Cash Flow Distributions from Equity Accounted Investees 673 Fee-based distributable cash flow is a non-GAAP measure defined as the cash generated from the fee-based, non-commodity exposed, parts of Pembina’s business that is available for distribution to less: distributions from Equity Accounted Investees—Marketing (134) common shareholders. The most directly comparable GAAP measure is earnings (loss) before income tax. General & administrative – Corporate segment (246) Fee-based distributable cash flow is comprised of fee-based adjusted EBITDA from Pembina’s Net Finance Costs—loans and borrowings and hybrid (414) wholly-owned assets within the Pipelines and Facilities divisions, plus the fee-based portion of Net Finance Costs—leases (32) distributions from equity accounted investees, less preferred share dividends, net finance costs related to loans and borrowings and leases, and illustrative current tax expense. Subtotal 2,389 Management believes this metric is useful to investors and other users of Pembina’s financial Illustrative current tax expense @ 15% (363) information is assessing the amount of cash generated from Pembina’s non-commodity exposed businesses. Preferred Dividends Paid (126) Fee-based distributable cash flow is used in the calculation of payout of fee-based distributable Fee-Based Distributable Cash Flow 1,900 cash flow, described below. (1) For reconciliation of adjusted EBITDA to earnings (loss) before income tax, see slide 15. (2) See reconciliation table on slide 16. 19

Non-GAAP and Other Financial Measures Rating Agency FFO-to-Debt Year Ended ($ millions, except as noted) Notes December 31, 2022 Rating Agency FFO-to-Debt is a non-GAAP ratio defined and used by Pembina to replicate one of the Company’s rating agency methodologies, in the evaluation of the Cash flow from operating activities 2,929 Company’s creditworthiness. The component parts in the calculation are Rating Share-based compensation payment 45 Agency Funds From Operations and Rating Agency Debt, both of which are non-GAAP Other (1) 5 financial measures. The most directly comparable GAAP measure to Rating Agency FFO is cash from operating activities. The most directly comparable GAAP measure to Change in non-cash working capital (177) Rating Agency Debt is loans and borrowings. Interest paid during construction (21) 50% of preferred dividends paid (63) 50% of subordinated hybrid interest paid 15 Rating Agency Funds From Operations (FFO) A 2,733 Loans and borrowings (current) 600 Loans and borrowings (non-current) 9,405 Cash and cash equivalents (94) 50% of Preferred Shares 1,104 50% of Hybrid Notes 298 Post-retirement benefit obligations/(asset) (after tax) (2) (5) Decommissioning provision (after tax) (3) 198 Lease liabilities (current + non-current) 675 Rating Agency Debt B 12,181 Rating Agency FFO-to-Debt (%) =A/B 22% (1) Other is found in Pembina’s 2022 Annual Report on page 84. (2) Canadian statutory tax rate of 23.6% applied as per Note 11. $(6) MM * (1 – 0.236) = $(5)MM. (3) Canadian statutory tax rate of 23.6% applied as per Note 11. $259MM * (1 – 0.236) = $198MM. 20

SCHEDULE B – OPINION OF CORPORATION CANADIAN COUNSEL

[Redacted]